Form 10-K, Exhibit 13
period 1995-01-29
UNITOG CO
filed 1995-04-25
CIK 101909

                                                                   EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL 1995 COMPARED TO FISCAL 1994

Revenues for fiscal 1995 were $189.1 million, an increase of $11.2 million, or 6% over fiscal 1994.

Rental revenues were $133.5 million for fiscal 1995, an increase of $8.5 million, or 7% over last year. Internal growth from our existing locations was 4% for fiscal 1995. Revenue increases for industrial rentals were stronger than last year. A decline in our linen rental business together with little development in the Southern California region during fiscal 1995 combined to offset the industrial rental gain. Southern California continued to experience difficult economic conditions which resulted in slim, if any, job growth within our customer base in this region.

Direct sales were $55.7 million for fiscal 1995, an increase of $2.7 million, or 5% over last year. Direct sales were impacted by a 12% increase in sales of U.S. Postal Service uniforms and increased demand for industrial garments. Several new national industrial uniform customer programs were developed in fiscal 1995 which will start shipping in fiscal 1996.

Rental operating contribution was $26.4 million for fiscal 1995, an increase of $3.5 million, or 15% over last year. Rental operating contribution was 19.8% of rental revenue compared to 18.3% in fiscal 1994. This improvement was brought about by lower garment costs and better plant processing and handling efficiencies.

Direct sales operating contribution for fiscal 1995 was $10.7 million, an increase of $750,000, or 8% over fiscal 1994. Direct sales operating contribution was 19.2% of sales compared to 18.7% last year. Increased sales and cost controls created the gain over fiscal 1994.

General and administrative costs for fiscal 1995 were $8.2 million, a 17% increase over fiscal 1994. Increased spending on technology enhancement projects and other general expenses contributed to the higher costs in fiscal 1995.

Interest expense for fiscal 1995 of $2.6 million was $700,000 or 21% less than the prior year. Debt repayments from our April 1993 public stock offering and the replacement of higher cost bank debt with $20 million of 5.8% privately placed notes in fiscal 1994 produced the interest expense savings during fiscal 1995.

Net earnings were $10 million for fiscal 1995, an increase of $2.2 million, or 28% over fiscal 1994. The gain was caused by improved operating contributions from both the Rental and Direct sales business segments and reduced interest expense which offset higher general and administrative costs. Net earnings per share were $1.07 per share in fiscal 1995 compared to $.87 per share last year, a 23% gain. The 28% increase in net earnings was offset slightly by 4% more average shares outstanding due to our public offering in April 1993.

FISCAL 1994 COMPARED TO FISCAL 1993

Revenues for fiscal 1994 were $177.9 million, an increase of $7.8 million or 5% over fiscal 1993. Rental revenues increased 8% over fiscal 1993 to $125 million. Direct sales declined 3% from the prior year to $52.9 million. Internal rental revenue growth for fiscal 1994 was 5% with all our service regions showing improvement over fiscal 1993, exclusive of Southern California. The decline in Direct sales was expected due to the typical reduction in orders during the second year of several image programs introduced in fiscal 1993 with national customers. Fiscal 1993 included an additional week of revenue compared to fiscal 1994.

Rental operating contribution for fiscal 1994 was $22.9 million, an increase of $2.1 million or 10% over fiscal 1993. Rental operating contribution was 18.3% of rental revenue in fiscal 1994 compared to 18.0% in fiscal 1993. The improved rental operating contribution was due to reductions in garment costs, plant production costs and lower general operating expenses.

Direct sales operating contribution for fiscal 1994 was $9.9 million, an increase of $850,000, or 9% over fiscal 1993. Direct sales operating contribution was 18.7% of sales in fiscal 1994 compared to 16.6% in the prior year. Improved distribution efficiencies and continued expense control created the increase over fiscal 1993, despite a slight sales decrease.

Interest expense for fiscal 1994 was $3.3 million, a decrease of $1.5 million or 31% from the prior year. Debt repayments from our April 1993 public stock offering and cash provided from operating activities combined with our bank debt refinancing activities to create the decrease.

The Company's fiscal 1994 income tax rate was 39% compared to 37% in fiscal 1993. During the third quarter of fiscal 1994, the Company adjusted its deferred income tax assets and liabilities as a result of the August 1993 increase in federal corporate income tax rates. The amount of the adjustment was $165,000 or $.02 per share.

Net earnings for fiscal 1994 were $7.8 million or $.87 per share compared to $5.9 million or $.78 per share in fiscal 1993. Net earnings increased 32% over the prior year due to profitability improvements from the operations of both the Rental and Direct sales businesses and reduced interest costs. Net earnings per share in fiscal 1994 increased $.09 per share or 12% over the prior year. The 32% improvement in net earnings in fiscal 1994 was offset by 18% more average shares outstanding due to our public stock offering in April 1993.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at January 29, 1995 were $7.7 million, an increase of $4.3 million over last year. At January 29, 1995 the Company's capitalization ratio was 32% compared to 35% one year ago. The Company's long-term debt is at a blended fixed rate of 7.6%. There were no borrowings outstanding under the Company's $35 million long-term bank credit facility at year end. On or after December 1, 1995 the Company may prepay at par value all or a portion of $14.6 million of 10% long-term notes due in 1998.

Cash provided by operating activities for fiscal 1995 was $20 million, about the same as last year. Working capital was $40.3 million at January 29, 1995 compared to $34.4 million at January 30, 1994. The increase in working capital was due to higher levels of garments in service and increases in cash and cash equivalents. The Company raised its semi-annual dividend by 20% in fiscal 1995 to $.04 per share. Capital expenditures were $9.2 million for fiscal 1995. Planned capital expenditures for fiscal 1996 are $15 million.

During fiscal 1995, the Company completed four acquisitions which will add $5.5 million in annual rental revenues. These purchases expanded our market presence in Los Angeles, Toledo and Dallas.

Management believes that cash provided by operations and its bank credit facility will be sufficient to meet its cash requirements for rental acquisitions and capital expenditures in the foreseeable future.

ENVIRONMENTAL AND OTHER

The Company is subject to various federal, state and local laws relating to environmental matters, including laws which require the investigation and, in some cases, remediation of environmental contamination. The Company is currently engaged in soil and groundwater investigations at its Phoenix, Minneapolis, and Los Angeles rental plants. The Phoenix and Los Angeles plants are located in federal superfund sites several square miles in size. The Company, along with certain unaffiliated parties, has been designated by the U.S. EPA as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act with respect to the Phoenix site. The Company entered into a consent order with EPA requiring a soil and groundwater investigation at the Phoenix site. The cost of the investigation will be borne by two other parties pursuant to a settlement agreement with the Company. Test results at the Phoenix site indicate that volatile organic compound contamination is present in the soil, necessitating soil remediation. Groundwater tests have not detected on-site contamination, although additional periodic groundwater testing is expected. Test results at the Minneapolis and Los Angeles plants indicate that volatile organic compound contamination is present in the soil and groundwater at those plants. The Company believes that it will be required to remediate the soil at the Minneapolis plant and has begun soil remediation at Los Angeles. Additional testing is being conducted to determine if ground-water remediation will be required at those facilities. The Company's estimate of the expense related to all three of these sites has been accrued and charged to operating expense. Based on information currently available, the Company does not believe that additional costs of investigation and remediation at these sites are individually or in the aggregate material to the consolidated financial statements of the Company.

Inflation has not significantly affected the Company in recent years. Labor and raw materials are the Company's primary operating costs. Inventories are valued on the LIFO (last-in first-out) method, which management believes more accurately matches current costs with current revenues.

Unitog Company and Subsidiaries

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders

Unitog Company:

We have audited the accompanying consolidated balance sheets of Unitog Company and subsidiaries as of January 29, 1995 and January 30, 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended January 29, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unitog Company and subsidiaries at January 29, 1995 and January 30, 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended January 29, 1995 in conformity with generally accepted accounting principles.

                                                          KPMG PEAT MARWICK LLP
                                                          KPMG PEAT MARWICK LLP

Kansas City, Missouri

March 3, 1995

                       UNITOG COMPANY AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                     JANUARY 29, 1995 AND JANUARY 30, 1994

                                 ASSETS                              1995              1994
                                                                     ----              ----
Current assets:
  Cash and cash equivalents                                      $   7,717,999    $    3,416,988
  Accounts receivable, less allowance for doubtful
    receivables of $425,000 in 1995 and
    $452,100 in 1994                                                18,079,047        16,832,049
  Inventories (note 3)                                              13,630,072        14,099,379
  Rental garments in service, net                                   24,478,470        21,634,340
  Prepaid expenses                                                     991,674           949,815
                                                                 -------------    --------------
    Total current assets                                            64,897,262        56,932,571
                                                                 -------------    --------------
Property, plant and equipment, at cost (note 5):
  Land                                                               5,161,539         5,161,279
  Buildings and improvements                                        36,015,657        33,816,749
  Machinery and equipment                                           66,313,390        61,309,719
                                                                 -------------    --------------
                                                                   107,490,586       100,287,747
  Less accumulated depreciation                                     47,974,078        42,938,716
                                                                 -------------    --------------
    Net property, plant and equipment                               59,516,508        57,349,031
                                                                 -------------    --------------
Other assets, net                                                   16,529,871        16,377,229
Excess cost over net assets of businesses
  acquired, net                                                      2,504,370         2,131,447
                                                                 -------------    --------------
                                                                  $143,448,011      $132,790,278
                                                                 =============    ==============

                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current installments of long-term debt (note 5)                $     827,214      $  1,232,633
  Accounts payable                                                   6,691,845         6,492,290
  Accrued expenses                                                   5,292,387         4,132,915
  Accrued payroll expenses                                           4,192,817         3,394,628
  Income taxes payable                                                 419,969           835,426
  Deferred income taxes (note 6)                                     7,142,000         6,425,000
                                                                 -------------    --------------
    Total current liabilities                                       24,566,232        22,512,892
                                                                 -------------    --------------
Long-term debt, less current installments (note 5)                  34,837,880        35,665,094
Other liabilities                                                      986,217         1,125,972
Deferred income taxes (note 6)                                       7,625,011         7,325,011

Stockholders' equity (notes 4, 5 and 7):
  Common stock of $.01 par value. Authorized
   15,000,000 shares; issued and outstanding
   9,272,094 shares in 1995 and 9,272,118
   shares in 1994                                                       92,721            92,721
  Additional paid-in capital                                        39,070,262        39,070,262
  Retained earnings                                                 36,269,688        26,998,326
                                                                 -------------    --------------
    Total stockholders' equity                                      75,432,671        66,161,309
                                                                 -------------    --------------
Commitments and contingencies (notes 5, 7 and 8)                  $143,448,011      $132,790,278
                                                                 =============    ==============

See accompanying notes to consolidated financial statements.

                       UNITOG COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF EARNINGS
     YEARS ENDED JANUARY 29, 1995,  JANUARY 30, 1994 AND  JANUARY 31, 1993

                                                             1995                 1994                  1993
                                                             ----                 ----                  ----
Revenues:
     Rental operations                                   $133,488,069         $125,006,214           $115,495,702
     Direct sales                                          55,655,727           52,908,968             54,652,828
                                                        -------------        -------------          -------------
         Total revenues                                   189,143,796          177,915,182            170,148,530
                                                        -------------        -------------          -------------
Operating costs and expenses:
     Cost of rental operations                            107,091,152          102,108,762             94,651,895
     Cost of direct sales                                  44,990,968           42,997,820             45,593,892
     Depreciation and amortization                          9,659,338            9,530,036              8,835,990
     General and administrative                             8,229,984            7,011,861              6,742,184
                                                        -------------        -------------          -------------
         Total costs and expenses                         169,971,442          161,648,479            155,823,961
                                                        -------------        -------------          -------------
         Operating income                                  19,172,354           16,266,703             14,324,569
Interest expense, net                                       2,627,655            3,333,755              4,857,134
Other expenses, net                                           129,569               91,840                 66,895
                                                        -------------        -------------          -------------
         Earnings before income taxes                      16,415,130           12,841,108              9,400,540
Income taxes (note 6)                                       6,402,000            5,045,000              3,501,000
                                                        -------------        -------------          -------------
         Net earnings                                   $  10,013,130        $   7,796,108          $   5,899,540
                                                        =============        =============          =============
Net earnings per common share (note 4)                      $1.07                $  .87                 $  .78
                                                            =====                ======                 ======

Weighted average common and common
     equivalent shares outstanding (note 4)                 9,334,781            8,952,911              7,560,132
                                                        =============        =============          =============

Dividends per common share (note 4)                        $  .08               $  .07                 $   -
                                                           ======               ======                 =====

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
     YEARS ENDED JANUARY 29, 1995,  JANUARY 30, 1994 AND  JANUARY 31, 1993

                                                                             Additional                                  Total
                                                            Common            paid-in               Retained         stockholders'
                                                             stock            capital               earnings             equity
                                                           ---------        ------------            --------         -------------
Balance at January 26, 1992 (note 4)                    $      81,201        $17,352,858           $13,920,794        $31,354,853
     Net earnings                                                   -                  -             5,899,540          5,899,540
                                                        -------------       ------------          ------------       ------------
Balance at January 31, 1993                                    81,201         17,352,858            19,820,334         37,254,393
     Issuance of 1,725,000 common  shares
         in public offering (note 4)                           11,500         21,679,000                     -         21,690,500
     Employee stock options (note 7)                               20             38,404                     -             38,424
     Net earnings                                                   -                  -             7,796,108          7,796,108
     Dividends paid                                                 -                  -              (618,116)          (618,116)
                                                        -------------       ------------          -------------      -------------
Balance at January 30, 1994                                    92,721         39,070,262            26,998,326         66,161,309
     Net earnings                                                   -                  -            10,013,130         10,013,130
     Dividends paid                                                 -                  -              (741,768)          (741,768)
                                                         ------------       ------------          -------------      -------------
Balance at January 29, 1995                              $     92,721        $39,070,262           $36,269,688        $75,432,671
                                                         ============       ============          ============       ============

See accompanying notes to consolidated financial statements.

                       UNITOG COMPANY AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

      YEARS ENDED JANUARY 29, 1995, JANUARY 30, 1994, AND JANUARY 31, 1993

                                                                               1995                  1994               1993
                                                                               ----                  ----               ----
Cash flows from operating activities:
   Net earnings                                                             $10,013,130           $ 7,796,108        $ 5,899,540
   Adjustments to reconcile net earnings to net cash
      provided by operating activities:
         Depreciation and amortization                                        9,659,338             9,530,036          8,835,990
         Provision (benefit) for deferred income taxes                        1,017,000               (34,000)         1,724,000
         Disposal of equipment, net of gains and losses                         456,355               440,483            406,911
         Changes in assets and liabilities:
           Accounts receivable                                               (1,005,943)             (557,624)          (120,997)
           Inventories                                                          469,307               469,653           (693,294)
           Rental garments in service                                        (2,093,823)            1,763,987         (2,018,931)
           Prepaid expenses                                                     (41,859)              310,305            205,156
           Other noncurrent assets                                              (36,526)              298,341            360,473
           Accounts payable                                                     199,555               935,278           (337,767)
           Accrued expenses                                                   1,884,043               (79,414)           319,277
           Income taxes payable                                                (415,457)              210,532            113,582
           Other noncurrent liabilities                                        (139,755)               16,249          1,109,723
                                                                            ------------          -----------        -----------
             Net cash provided by operating activities                       19,965,365            21,099,934         15,803,663
                                                                            -----------           -----------        -----------
Cash flows from investing activities:
   Acquisition of rental operations                                          (4,443,868)           (5,174,996)       (32,157,392)
   Purchase of property, plant and equipment                                 (9,246,085)           (9,775,326)        (6,894,079)
                                                                            ------------          ------------       ------------
             Net cash used by investing activities                          (13,689,953)          (14,950,322)       (39,051,471)
                                                                            ------------          ------------       ------------
Cash flows from financing activities:
   Net proceeds from issuance of common stock                                         -            21,728,924                  -
   Dividends paid                                                              (741,768)             (618,116)                 -
   Increases in long-term debt                                                        -            24,957,860         32,589,963
   Repayments of long-term debt                                              (1,232,633)          (48,883,270)        (9,427,938)
                                                                            ------------          ------------       -----------
             Net cash provided (used) by financing activities                (1,974,401)           (2,814,602)        23,162,025
                                                                            ------------          ------------       -----------
             Net increase (decrease) in cash and cash equivalents             4,301,011             3,335,010            (85,783)

Cash and cash equivalents at beginning of year                                3,416,988                81,978            167,761
                                                                            -----------           -----------        -----------
Cash and cash equivalents at end of year                                    $ 7,717,999           $ 3,416,988        $    81,978
                                                                            ===========           ===========        ===========
Supplemental disclosure of cash flow information:
   Cash paid during the year for:
      Interest                                                              $ 2,901,000           $ 3,501,000        $ 4,699,000
                                                                            ===========           ===========        ===========
      Income taxes                                                          $ 5,800,000           $ 4,864,000        $ 1,943,000
                                                                            ===========           ===========        ===========

See accompanying notes to consolidated financial statements.

                       UNITOG COMPANY AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      YEARS ENDED JANUARY 29, 1995, JANUARY 30, 1994 AND JANUARY 31, 1993

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND REVENUE RECOGNITION

The consolidated financial statements include the accounts of the Company, its wholly-owned domestic subsidiaries and its wholly-owned foreign subsidiary. All significant intercompany balances and transactions have been eliminated. The Company recognizes Rental revenues when the services are delivered to customers. The Company records Direct sales upon shipment to the customer.

FISCAL YEAR

The Company uses a fifty-two/fifty-three week period ending on the last Sunday in January. Fifty-two week periods were included in the years ended January 29, 1995 and January 30, 1994. A fifty-three week period was included in the year ended January 31, 1993.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, money market deposits, and investments in highly-liquid tax-exempt municipal bond funds. For purposes of reporting cash flows, the Company considers investments with original maturities of three months or less to be cash equivalents.

INVENTORIES

Inventories are valued at the lower of cost or market with costs applied on the last-in, first-out (LIFO) method.

RENTAL GARMENTS IN SERVICE

Rental garments in service are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the estimated useful lives of the garments, generally twelve to eighteen months. Accumulated amortization of rental garments in service was $18,102,000 and $17,721,000 at January 29, 1995 and January 30, 1994, respectively.

PROPERTY, PLANT AND EQUIPMENT

Expenditures for additions and improvements are capitalized to the appropriate asset accounts. Maintenance and repairs are charged to earnings as incurred. On sale or retirement of assets, the cost and related accumulated depreciation applicable to such assets are removed from the accounts and any resulting gain or loss is reflected in earnings. Losses on the disposal of plant and equipment were $165,000, $67,000 and $234,000 for fiscal 1995, 1994 and 1993, respectively.

Depreciation is provided using the straight-line method over the estimated useful lives of the various assets. Useful lives range from ten to thirty-five years for buildings and improvements and from three to ten years for machinery and equipment.

OTHER NONCURRENT ASSETS

Debt origination and placement fees and acquisition related expenditures associated with noncompetition agreements, customer contracts and other acquired intangible assets are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the term of the underlying agreements and estimated useful lives.

At January 29, 1995 and January 30, 1994 the cost and related accumulated amortization pertaining to noncompetition agreements was $10,246,000 and ($4,175,000) and $9,498,000 and ($3,113,000), respectively. The contractual term for noncompetition agreements is generally three to eight years. At January 29, 1995 and January 30, 1994 the cost and related accumulated amortization pertaining to acquired customer contracts was $15,302,000 and ($5,219,000) and $13,325,000 and ($3,756,000), respectively. The estimated useful lives of the customer contracts is generally eight to twelve years.

EXCESS COST OVER NET ASSETS OF BUSINESSES ACQUIRED

The Company's acquisitions of rental operations were accounted for by using the purchase method. The purchase method allocates the amounts paid to the net assets acquired based on their respective fair values. The amounts paid in excess of the fair value of the acquired net assets is amortized on a straight-line basis over twenty years.

OTHER LIABILITIES

The Company, under certain insurance programs, retains portions of expected losses. The Company, upon consultation with its insurance carriers and advisors, records the estimated aggregate liabilities for claims incurred and projects their future settlement dates. The Company provides letters of credit and funded trust arrangements for certain of these insurance programs.

INCOME TAXES

Provisions are made for deferred income taxes for temporary differences between amounts recognized for income tax and financial reporting purposes.

NET EARNINGS PER COMMON SHARE

Net earnings per common share are computed based upon the weighted average number of common shares and common equivalent shares outstanding. For fiscal 1995, 1994 and 1993, employee stock options were the Company's only common stock equivalents; there were no other potentially dilutive securities.

(2)  ACQUISITIONS  OF RENTAL OPERATIONS

During fiscal 1995 and 1994, the Company acquired rental routes and equipment for approximately $4.4 million and $5.2 million, respectively, in cash and notes payable. The operating results of these rental acquisitions have been included in the consolidated results of the Company since their purchase with an insignificant effect on revenues and net earnings.

On March 27, 1992 the Company acquired substantially all of the assets of Mid West Services, Inc., and Hertz and Hertz, L.P., (Mid West) for approximately $30 million in cash. The operating results of Mid West have been included in the consolidated results of the Company since the date of acquisition. During fiscal 1993, the Company also acquired certain uniform rental routes and equipment for approximately $2.2 million in cash and notes payable. The operating results of these rental acquisitions have been included in the consolidated results of the Company since their acquisition.

(3) INVENTORIES

Components of inventories at January 29, 1995 and January 30, 1994 follows:

                                                           1995                  1994
                                                           ----                  ----
Raw materials                                           $  3,570,498        $  3,176,089
Work in progress                                           2,351,766           2,084,027
Finished goods                                            11,255,800          12,155,287
                                                        ------------        ------------
                                                          17,178,064          17,415,403
Less LIFO allowance                                       (3,547,992)         (3,316,024)
                                                        -------------       ------------
                                                         $13,630,072         $14,099,379
                                                        ============        ============

The use of the LIFO method reduced net earnings by approximately $142,000 ($.02 per share), $43,000 ($.01 per share) and $124,000 ($.02 per share) for fiscal 1995, 1994 and 1993, respectively.

(4)  COMMON STOCK

On August 26, 1994 the Board of Directors approved a 3-for-2 stock split. The split was in the form of a stock dividend paid on September 23, 1994 to stockholders of record on September 9, 1994. The outstanding common shares, weighted average common and common equivalent shares outstanding, net earnings per share and other related per share data have been restated for all prior periods to reflect the stock split.

In April 1993, the Company completed the sale of 1,725,000 shares of its common stock. The public offering price was $13.50 per share. The net proceeds of approximately $21.7 million were used to reduce long-term indebtedness.

(5)  LONG-TERM DEBT

A summary of long-term debt at January 29, 1995 and January 30, 1994 follows:

                                                           1995               1994
                                                           ----               ----
      5.79% Senior Notes                                 $20,000,000        $20,000,000
      Fixed Rate Notes                                    14,625,000         15,125,000
      Other                                                1,040,094          1,772,727
                                                        ------------        -----------
        Total long-term debt                              35,665,094         36,897,727
        Less current installments                           (827,214)        (1,232,633)
                                                        -------------       ------------
      Long-term debt, less
        current installments                             $34,837,880        $35,665,094
                                                        ============        ===========

In December 1993, the Company issued $20 million of 5.79% Senior Notes (the "Senior Notes") to an insurance company. The Senior Notes have an average life of seven years and mature in 2003. The proceeds were used to repay long-term bank debt.

In September 1993, the Company refinanced its long-term bank debt by entering into a three-year Bank Credit Agreement (the "Bank Agreement"). The Bank Agreement provides for borrowings on a revolving basis of up to $35 million at an interest rate based upon LIBOR or prime. At January 29, 1995 the Company had no outstanding borrowings under the Bank Agreement.

Both the Senior Notes and the Bank Agreement require the Company, among other things, to maintain certain minimum levels of stockholders' equity and fixed charge coverage and they set a minimum current ratio and a maximum capitalization ratio. The agreements also contain certain restrictions on dividends and stock redemptions. At January 29, 1995 the Company had $16.5 million in unrestricted stockholders' equity.

The Fixed Rate Notes mature serially in annual installments ranging from $525,000 to $650,000 through 1997 with the balance due in 1998. The Fixed Rate Notes bear interest at 10.06% and are secured by certain real estate of the Company. The Company may prepay at par value all or a portion of the unpaid balance of the Fixed Rate Notes on or after December 1, 1995.

The approximate aggregate principal installments of long-term debt for the next five fiscal years are: 1996 - $827,000; 1997 - $821,000; 1998 - $2,422,000;
1999 - $16,010,000; 2000 - $3,109,000 and for all years thereafter -
$12,476,000. The principal installments for fiscal 1996 do not include any optional prepayments of the Fixed Rate Notes.

(6)  INCOME TAXES

The components of income tax expense (benefit) for the years ended January 29, 1995, January 30, 1994 and January 31, 1993 were as follows:

                                                           1995                1994                1993
                                                           ----                ----                ----
Current:
   Federal                                               $4,482,000          $4,200,000           $1,420,000
   State and local                                          903,000             879,000              357,000
                                                        -----------         -----------           ----------
                                                          5,385,000           5,079,000            1,777,000
Deferred                                                  1,017,000             (34,000)           1,724,000
                                                        -----------         -----------           ----------
Total income tax expense                                 $6,402,000          $5,045,000           $3,501,000
                                                        ===========         ===========           ==========


For the years ended January 29, 1995, January 30, 1994 and January 31, 1993, income taxes provided differed from the expected federal statutory rates of 35%, 35% and 34%, respectively, as follows:

                                                            1995                1994                1993
                                                            ----                ----                ----
Computed expected tax at statutory rate                  $5,745,000          $4,494,000           $3,196,000
State and local taxes, net of federal benefit               587,000             548,000              394,000
Adjustment to deferred tax assets and
   liabilities for enacted changes in tax rates                   -             165,000                    -
Other                                                        70,000            (162,000)             (89,000)
                                                        -----------         ------------          -----------
                                                         $6,402,000          $5,045,000           $3,501,000
                                                        ===========          ===========          ==========

Effective tax rate                                           39.0%               39.3%                 37.2%
                                                             =====               =====                 =====


The tax effects of temporary differences that gave rise to deferred tax assets and (liabilities) at January 29, 1995 and January 30, 1994 were as follows:

                                                            1995                  1994
                                                            ----                  ----
Depreciation                                            $ (7,910,011)         $  (7,576,011)
Rental garments in service                                (8,207,000)            (7,072,000)
Accrued expenses                                           1,698,000              1,405,000
Other                                                       (348,000)              (507,000)
                                                        -------------       ----------------
       Net deferred tax liability                       $(14,767,011)          $(13,750,011)
                                                        =============       ================

Total deferred tax assets and liabilities at January 29, 1995 and January 30, 1994 were $2,112,000 and ($16,879,011) and $1,683,000 and ($15,433,011),
respectively. No valuation allowances for deferred tax assets have been provided.

(7)  EMPLOYEE BENEFIT PLANS

The Company has contributory thrift plans covering substantially all of its salaried and clerical employees and certain employees subject to collective bargaining agreements. Under the provisions of these plans, employees are permitted to contribute a maximum of 6% of their earnings and the Company makes matching contributions of 25% to 50%. Employees may make additional unmatched contributions to the plans of up to 9% of their earnings. The Company's contributions were $814,000, $645,000 and $618,000 for the fiscal years ended January 29, 1995, January 30, 1994 and January 31, 1993, respectively.

The Company has an employee stock option plan which provides for the discretionary granting of options for up to 450,000 shares of the Company's common stock to employees selected by the Compensation Committee of the Board of Directors. The exercise price of the options may not be less than fair market value at the date of grant. The Company granted a nonqualified stock option for 60,000 shares of common stock to an officer which expires in 2001. The options granted to date were nonqualified stock options which vest ratably over four years and expire ten years after the date of grant. At January 29, 1995, 125,250 options were available for grant under the plan and 125,625 shares under option were exercisable.

Stock option activity for the three fiscal years ended January 29, 1995 was as follows:

                                                          Number                 Option
                                                         of Shares             Price Range
                                                         ---------            -------------
Outstanding at January 26, 1992                            60,000           $        7.00
   Granted                                                160,500                   11.17
   Terminated                                             (10,500)                  11.17
                                                        ---------
Outstanding at January 31, 1993                           210,000               7.00 - 11.17
   Granted                                                 40,500              12.83 - 13.50
   Terminated                                              (3,750)                  11.17
   Exercised                                               (3,000)                  11.17
                                                        ---------
Outstanding at January 30, 1994                           243,750               7.00 - 13.50
   Granted                                                143,250                   17.00
   Terminated                                              (5,250)             11.17 - 17.00
                                                        ---------
Outstanding at January 29, 1995                           381,750               7.00 - 17.00
                                                        =========

(8)  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company rents its general office building and certain facilities and
equipment under various operating leases.   Rent charged to operations
(including month-to-month rentals on certain equipment) was $4.5 million in
fiscal 1995,   $4.0 million in fiscal 1994 and $3.5 million in fiscal 1993.

A summary of noncancelable long-term lease commitments follows:

                  Years Ending
                    January
                  ------------
                    1996                                  $1,396,000
                    1997                                   1,037,000
                    1998                                     420,000
                    1999                                     364,000
                    2000                                     279,000
                Thereafter                                   599,000
                                                        ------------
                                                          $4,095,000
                                                        ============

Certain real estate taxes on leased property are obligations of the Company. It is anticipated that leases that expire will be renewed or replaced, and future lease commitments are not expected to aggregate less than the amount shown for fiscal 1996.

ENVIRONMENTAL MATTERS AND LITIGATION

The Company is subject to various federal, state and local regulations relating to environmental matters, including laws which require the investigation and,
in some cases, remediation of environmental contamination.   The Company's
policy is to accrue and charge to operations environmental investigation and remediation expenses when it is probable that a liability has been incurred and an amount is reasonably estimable.

The Company is also subject to legal proceedings and claims arising from the conduct of its business, including personal injury and employment claims.

Based on information currently available, management does not believe the liability, if any, arising from settlement of these matters will have a material adverse effect on the consolidated financial statements of the Company.

(9)  BUSINESS SEGMENT INFORMATION

The Company rents uniforms and other items to customers through arrangements by which the Company provides pick-up, cleaning, maintenance and delivery of its rental products. The Company is also engaged in the manufacture and sale of uniforms used by industrial personnel and other individuals who are in contact with the public. Operating contribution has been determined by deducting from segment revenues all costs and expenses directly related to the operations of the segments, excluding depreciation and amortization, general and administrative expense, other expense and interest expense. Identifiable assets are those used directly in the segments' operations. Other corporate assets consist primarily of cash and cash equivalents, prepaid expenses and other noncurrent assets. Information with respect to these operations for the years ended January 29, 1995, January 30, 1994 and January 31, 1993 was as follows:

                                                              1995               1994                1993
                                                              ----               ----                ----
NET SALES TO UNAFFILIATED CUSTOMERS:
   Rental operations                                    $ 133,488,069       $  125,006,214        $ 115,495,702
   Direct sales                                            55,655,727           52,908,968           54,652,828
                                                        -------------       --------------        -------------
                                                        $ 189,143,796       $  177,915,182        $ 170,148,530
                                                        =============       ==============        =============
INTERSEGMENT TRANSFERS TO RENTAL OPERATIONS (AT COST)    $  16,193,862      $   13,969,694        $  13,590,948
                                                         =============      ==============        =============
OPERATING CONTRIBUTION:
   Rental operations                                    $  26,396,917       $   22,897,452        $  20,843,807
   Direct sales                                            10,664,759            9,911,148            9,058,936
                                                        -------------       --------------        -------------
      Total operating contribution                         37,061,676           32,808,600           29,902,743
   Depreciation and amortization                            9,659,338            9,530,036            8,835,990
   General and administrative expense                       8,229,984            7,011,861            6,742,184
   Interest expense, net                                    2,627,655            3,333,755            4,857,134
   Other expense, net                                         129,569               91,840               66,895
                                                        -------------       --------------        -------------
      Earnings before income taxes                      $  16,415,130       $   12,841,108        $   9,400,540
                                                        =============       ==============        =============
IDENTIFIABLE ASSETS:
   Rental operations                                    $ 103,578,360       $   96,407,350        $  95,940,752
   Direct sales                                            31,676,700           32,378,353           29,319,970
   Corporate                                                8,192,951            4,004,575            1,426,905
                                                        -------------       --------------        -------------
                                                        $ 143,448,011       $  132,790,278        $ 126,687,627
                                                        =============       ==============        =============
CAPITAL EXPENDITURES:
   Rental operations                                    $   7,223,374       $    5,404,097        $   4,015,190
   Direct sales                                               809,520            4,235,597            2,641,451
   Corporate                                                1,213,191              135,632              237,438
                                                        -------------       --------------        -------------
                                                        $   9,246,085       $    9,775,326        $   6,894,079
                                                        =============       ==============        =============
DEPRECIATION AND AMORTIZATION EXPENSE:
   Rental operations                                    $   7,857,700       $    7,694,349        $   7,103,178
   Direct sales                                             1,281,881            1,369,111            1,270,078
   Corporate                                                  519,757              466,576              462,734
                                                        -------------       --------------        -------------
                                                        $   9,659,338       $    9,530,036        $   8,835,990
                                                        =============       ==============        =============

(10) UNAUDITED QUARTERLY FINANCIAL DATA

Unaudited quarterly financial data was as follows:

                                                                   FISCAL QUARTERS ENDED
                                     ------------------------------------------------------------------------
1995                                 APRIL                JULY               OCTOBER               JANUARY               TOTAL
- ----                                 -----                ----               -------               -------               -----
Rental operations                  $32,212,937          $32,707,302         $34,031,367           $34,536,463        $133,488,069
Direct sales                        13,859,864           12,810,335          14,284,680            14,700,848          55,655,727
                                   -----------          -----------         -----------           -----------        ------------
Total revenues                     $46,072,801          $45,517,637         $48,316,047           $49,237,311        $189,143,796
                                   ===========          ===========         ===========           ===========        ============
Operating income                   $ 4,255,351          $ 4,216,583         $ 5,247,210           $ 5,453,210        $ 19,172,354
                                   ===========          ===========         ===========           ===========        ============
Net earnings                       $ 2,130,799          $ 2,172,326         $ 2,810,703           $ 2,899,302        $ 10,013,130
                                   ===========          ===========         ===========           ===========        ============
Net earnings per common share            $.23*                $.23*               $.30                  $.31                $1.07
                                         =====                =====               ====                  ====                =====
Weighted average common
     and common equivalent
     shares outstanding              9,326,580*           9,332,703*          9,339,408             9,340,432           9,334,781
                                   ===========          ===========         ===========           ===========        ============


1994                                 APRIL                JULY               OCTOBER               JANUARY               TOTAL
- ----                                 -----                ----               -------               -------               -----
Rental operations                  $30,398,354          $30,896,548         $31,837,256           $31,874,056        $125,006,214
Direct sales                        12,885,584           12,152,301          14,337,641            13,533,442          52,908,968
                                   -----------          -----------         -----------           -----------        ------------
Total revenues                     $43,283,938          $43,048,849         $46,174,897           $45,407,498        $177,915,182
                                   ===========          ===========         ===========           ===========        ============
Operating income                   $ 3,418,378          $ 3,668,733         $ 4,643,365           $ 4,536,227        $ 16,266,703
                                   ===========          ===========         ===========           ===========        ============
Net earnings                       $ 1,418,258          $ 1,789,725         $ 2,181,683           $ 2,406,442        $  7,796,108
                                   ===========          ===========         ===========           ===========        ============
Net earnings per common share*           $.18                 $.19                $.23                  $.26                 $.87
                                         ====                 ====                ====                  ====                 ====
Weighted average common
      and common equivalent
     shares outstanding*             7,866,029            9,313,584           9,310,017             9,322,010            8,952,911
                                   ===========          ===========         ===========           ===========        =============


* Restated for 3-for-2 stock split in the form of a stock dividend on September 23, 1994.

SELECTED FINANCIAL DATA
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                    1995                 1994                 1993                1992                  1991
                                    ----                 ----                 ----                ----                  ----
REVENUES:
     Rental operations             $133,488             $125,006            $115,496              $  93,331          $  88,118
     Direct sales                    55,656               52,909              54,653                 49,503             48,973
                                   --------             --------            --------              ---------          ---------
     Total                         $189,144             $177,915            $170,149              $ 142,834          $ 137,091
                                   ========             ========            ========              =========          =========
OPERATING PROFIT CONTRIBUTION:
     Rental operations             $ 26,397             $ 22,897            $ 20,844              $  16,378(a)       $  13,688
     Direct sales                    10,664                9,912               9,059                  7,571              6,249
                                   --------             --------            --------              ---------          ---------
     Total operating contribution    37,061               32,809              29,903                 23,949             19,937
     Depreciation and amortization   (9,659)              (9,530)             (8,836)                (6,541)            (6,480)
     General and administrative      (8,230)              (7,012)             (6,742)                (6,455)            (6,553)
     Restructuring charge                 -                    -                   -                      -             (1,700)
                                   --------             ---------           --------              ---------          ---------
     OPERATING INCOME              $ 19,172             $ 16,267            $ 14,325              $  10,953          $   5,204(b)
                                   ========             ========            ========              =========          ============
NET EARNINGS                       $ 10,013             $  7,796            $  5,900              $   4,337          $     313
NET EARNINGS PER COMMON SHARE (C)  $   1.07             $    .87            $    .78              $     .57          $     .04
DIVIDENDS PER COMMON SHARE (C)     $    .08             $    .07            $      -              $       -          $       -

FINANCIAL POSITION:
     Current assets                $ 64,897             $ 56,933            $ 54,368              $  46,045          $  47,319
     Net property, plant and
         equipment                   59,517               57,349              54,775                 41,553             41,160
     Total assets                   143,448              132,790             126,688                 93,748             95,157
     Working capital                 40,331               34,420              27,431                 24,688             25,186
     Current ratio                    2.6:1                2.5:1               2.0:1                  2.2:1              2.1:1

FINANCIAL STRUCTURE:
     Long-term debt, less current
         installments              $ 34,838             $ 35,665            $ 54,600              $  34,915          $  39,933
     Stockholders' equity            75,433               66,161              37,254                 31,354             27,017
     Book value per share (c)          8.14                 7.14                4.94                   4.15               3.58
     Capitalization ratio              31.6%                35.0%               59.4%                  52.7%              59.6%

CASH FLOWS:
     Operating activities          $ 19,965             $ 21,100            $ 15,804              $  10,926          $   7,898
     Investing activities           (13,690)             (14,950)            (39,052)                (5,696)           (15,885)
     Financing activities            (1,974)              (2,815)             23,162                 (5,211)             7,911
                                   ---------            ---------           --------              ----------         ---------
     Net increase (decrease)
         in cash and cash
         equivalents               $  4,301             $  3,335            $    (86)             $      19          $     (76)
                                   ========             ========            =========             =========          ==========
GENERAL STATISTICS:
     Common shares outstanding
         at year end (c)              9,272                9,272               7,544                  7,544              7,544
     Capital expenditures          $  9,246             $  9,775            $  6,894              $   5,717          $   8,152

(a)  Includes $814,000 pretax gain on sale of certain linen routes.
(b) Includes $3.3 million pretax charge for estimated workers' compensation insurance expense in excess of amounts previously provided and restructuring costs.
(c) Restated for 3-for-2 stock split in the form of a stock dividend on September 23, 1994.

COMMON STOCK INFORMATION

The Common Stock is listed on the Nasdaq Stock Market under the symbol UTOG. At January 29, 1995 there were 395 stockholders of record and the Company estimates that there were 1,500 stockholders as of that date.

PRICE RANGE

FISCAL 1995                                                                 Fiscal 1994*

QUARTER ENDED                        HIGH                 LOW               Quarter Ended           High                Low
- -------------                      ------               -----               -------------         ------             ------
April 1994*                        $ 17 7/8             $ 15 5/8            April 1993            $ 14 1/2           $ 12 3/4
July 1994*                         $ 19                 $ 16 1/2            July 1993             $ 15 7/8           $ 13 1/8
October 1994                       $ 18 3/4             $ 16 1/2            October 1993          $ 16 1/8           $ 12 5/8
January 1995                       $ 18 3/4             $ 17 1/2            January 1994          $ 16 7/8           $ 14 5/8

* Restated for 3-for-2 stock split in the form of a stock dividend on September 23, 1994.