Form 10-K, Exhibit 13
period 1996-01-28
UNITOG CO
filed 1996-04-23
CIK 101909

Management's Discussion and Analysis of
Financial Condition and Results of Operations


Fiscal 1996 Compared to Fiscal 1995

Revenues for fiscal 1996 were $214.3 million, an increase of $25.2 million or 13% over fiscal 1995 revenues of $189.1 million.

Rental revenues were $158.1 million for fiscal 1996, an increase of $24.6 million, or 18% over last year. During the year we acquired five rental operations which should add approximately $40 million in annual revenue. These acquisitions contributed revenues of $14.2 million in fiscal 1996. Internal growth from our existing locations totaled 6% for fiscal 1996. Revenues from uniform rentals were stronger than last year, although offset by a decline in our linen rental business. Revenues from the Southern California market were stable during fiscal 1996 compared to declines we experienced in fiscal 1995.

Direct sales were $56.2 million for fiscal 1996, which were essentially the same as last year. Sales of postal uniforms increased over last year aided by new products introduced during the year. Direct sales of industrial uniforms declined slightly as a result of limited implementations of new programs for national accounts.

Rental operating contribution was $30.5 million for fiscal 1996, an increase of $4.1 million, or 16% over last year. Rental operating contribution was 19.3% of rental revenue compared to 19.8% in fiscal 1995. Costs related to assimilating five acquisitions and the lower margins of newly acquired rental operations reduced the operating contribution percentage during the year.

Direct sales operating contribution for fiscal 1996 was $10.2 million, a decrease of $450,000, or 4% from fiscal 1995. Direct sales operating contribution was 18.2% of sales in fiscal 1996 compared to 19.2% last year. One-time costs incurred to close our Atlanta distribution operations and to start-up a manufacturing and distribution facility in Stevenson, Alabama reduced the operating contribution in fiscal 1996.

Depreciation and amortization charges for fiscal 1996 increased by $1.4 million over last year due to our acquisition activity and a higher level of capital expenditures during the year. The construction of new facilities and plant expansions resulted in the increase in capital outlays to $22 million in fiscal 1996 compared to $9 million last year. General and administrative costs for fiscal 1996 of $7.8 million or 3.6% of revenues were about the same as the $8.2 million incurred in fiscal 1995, although lower as a percentage of revenues.

Interest expense for fiscal 1996 of $3.3 million was $700,000 or 26% more than the prior year. Borrowings to fund our acquisitions during the year increased our interest costs. Income taxes declined as a percentage of pretax earnings to 38% in fiscal 1996 compared to 39% in fiscal 1995 due to reductions in state and local taxes.

Net earnings were $11.5 million for fiscal 1996, an increase of $1.5 million, or 15% over fiscal 1995. Improved operating contribution from the Rental business offset higher depreciation, amortization and interest expenses. Net earnings per share were $1.23 per share in fiscal 1996 compared to $1.07 per share last year, a 15% gain.

Fiscal 1995 Compared to Fiscal 1994

Revenues for fiscal 1995 were $189.1 million, an increase of $11.2 million or 6% over fiscal 1994. Rental revenues increased 7% over fiscal 1994 to $133.5 million. Internal rental revenue growth for fiscal 1995 was 4%. Revenues from uniform rentals improved over the previous year. Declining revenues from linen operations and softness in the Southern California market reduced the Company's overall internal rental revenue growth. Direct sales increased 5% over the prior year to $55.7 million. A 12% increase in sales of postal uniforms combined with increased demand for industrial uniforms to produce higher Direct sales.

Rental operating contribution for fiscal 1995 was $26.4 million, an increase of $3.5 million or 15% over fiscal 1994. Rental operating contribution was 19.8% of rental revenue in fiscal 1995 compared to 18.3% in fiscal 1994. The improved rental operating contribution was due to reductions in garment costs and better plant processing and handling efficiencies.

Direct sales operating contribution for fiscal 1995 was $10.7 million, an increase of $750,000, or 8% over fiscal 1994. Direct sales operating contribution was 19.2% of sales in fiscal 1995 compared to 18.7% in the prior year. Increased sales and cost controls created the gain over fiscal 1994.

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

Net earnings for fiscal 1995 were $10 million or $1.07 per share compared to $7.8 million or $.87 per share in fiscal 1994. Net earnings increased 28% over the prior year due to profitability improvements from the operations of both the Rental and Direct sales businesses and reduced interest costs which offset higher general and administrative costs. Net earnings per share in fiscal 1995 increased $.20 per share or 23% over the prior year. The 28% improvement in net earnings in fiscal 1995 was offset slightly by 4% more average shares outstanding due to our public stock offering in April 1993.

Liquidity and Capital Resources

The Company completed the acquisition of five rental operations during fiscal 1996, spending over $43 million. These acquisitions will add approximately $40 million in annual rental revenue and expanded our market presence in northern Iowa, Los Angeles, Dallas, Columbus, Detroit, Toledo, South Bend and southern Michigan. These purchases were for cash and were financed principally by $40 million in 6.8% privately-placed notes with an insurance company. Since year-end we completed the purchase of rental routes and facilities in northern and central Michigan and eastern Illinois and an entrance mat and industrial dust control business in Philadelphia. These acquisitions will add approximately $18 million in annual rental revenues.

Cash and cash equivalents at January 28, 1996 decreased $7.7 million from last year as invested cash was spent on acquisitions and capital expenditures. At January 28, 1996, the Company's capitalization ratio was 49% compared to 32% one year ago. The Company's long-term debt increased $49 million due to funding of acquisitions and the assumption of industrial revenue bonds in connection with acquisition activity. The Company used its bank credit facility to prepay without penalty $15 million of 10% long-term notes that were due in 1998. At January 28, 1996 long-term debt carried a blended interest rate of 6.3% compared to 7.6% last year. There were $17 million in borrowings outstanding under the Company's $55 million long-term bank credit facility at year-end. On March 7, 1996 the Company issued $4.5 million in tax-exempt industrial revenue bonds related to its facility in Stevenson, Alabama.

Cash provided by operating activities for fiscal 1996 was $24.7 million, a 24% increase over last year. Working capital was $37.9 million at January 28, 1996 compared to $40.3 million at January 29, 1995. The decrease in working capital was due to the reduction in cash and cash equivalents. The Company raised its semi-annual dividend by 25% in fiscal 1996 to $.05 per share. Capital expenditures were $22.1 million during fiscal 1996 compared to $9.2 million in fiscal 1995. Spending to construct facilities in Stevenson and Las Vegas, to expand both manufacturing and rental plants and to implement technology enhancement projects, created the increase over fiscal 1995. Planned capital expenditures for fiscal 1997 will approximate fiscal 1996.

Management believes that cash provided by operations and its bank credit facility will be sufficient to meet its cash requirements for rental acquisitions and capital expenditures in the foreseeable future.

ENVIRONMENTAL AND OTHER

The Company is subject to various federal, state and local laws relating to environmental matters, including laws which require the investigation and, in some cases, remediation of environmental contamination. Environmental contamination has been detected at the Company's Tempe, Minneapolis and Whittier rental plants. The Company's Tempe and Whittier rental plants are located in federal superfund sites several square miles in size. The Company, along with certain unaffiliated parties, has been designated by the U.S. EPA as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act with respect to the Tempe site. The Company entered into a consent order with EPA requiring a soil and groundwater investigation at the Tempe site. The cost of the investigation was borne by two other parties pursuant to a settlement agreement with the Company. Test results at the Tempe site indicate that volatile organic compound contamination is present in the soil, necessitating soil remediation. Groundwater tests have not detected on-site contamination, although additional periodic groundwater testing is expected. Test results at the Minneapolis and Whittier plants indicate that volatile organic compound contamination is present in the soil and groundwater at those plants. The Company believes that it will be required to remediate the soil and groundwater at the Minneapolis plant and has begun soil remediation at Whittier. Additional testing is being conducted to determine if groundwater remediation will be required at Whittier. The Company's estimate of the expense related to all three of these sites has been accrued and charged to operating expense. Based on information currently available, the Company does not believe that additional costs of investigation and remediation at these sites are individually or in the aggregate material to the consolidated financial statements of the Company.

Inflation has not significantly affected the Company in recent years. Labor and raw materials are the Company's primary operating costs. Inventories are valued on the LIFO (last-in first-out) method, which management believes more accurately matches current costs with current revenues.

                         INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
Unitog Company:

We have audited the accompanying consolidated balance sheets of Unitog Company and subsidiaries as of January 28, 1996 and January 29, 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended January 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unitog Company and subsidiaries at January 28, 1996 and January 29, 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended January 28, 1996 in conformity with generally accepted accounting principles.

                                       /s/ KPMG Peat Marwick LLP

                                       KPMG PEAT MARWICK LLP

Kansas City, Missouri
March 15, 1996

UNITOG COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     January 28, 1996 and January 29, 1995

                                                                                   1996            1995
                                                                               ------------    ------------
                             ASSETS
Current assets:
  Cash and cash equivalents                                                    $     28,321    $  7,717,999
  Accounts receivable, less allowance for doubtful
    receivables of $760,000 in 1996 and $425,000 in 1995                         25,012,073      18,079,047
  Inventories (note 3)                                                           15,333,981      13,630,072
  Rental garments in service, net                                                36,774,298      24,478,470
  Prepaid expenses                                                                1,233,948         991,674
                                                                               ------------    ------------
      Total current assets                                                       78,382,621      64,897,262
                                                                               ------------    ------------

Property, plant and equipment, at cost:
  Land                                                                            5,983,780       5,161,539
  Buildings and improvements                                                     49,555,705      36,015,657
  Machinery and equipment                                                        85,295,139      66,313,390
                                                                               ------------    ------------
                                                                                140,834,624     107,490,586
  Less accumulated depreciation                                                  58,542,615      47,974,078
                                                                               ------------    ------------
      Net property, plant and equipment                                          82,292,009      59,516,508
                                                                               ------------    ------------

Other assets, net (note 5)                                                       30,848,817      16,529,871
Excess cost over net assets of businesses acquired, net (note 2)                 32,045,645       2,504,370
                                                                               ------------    ------------
                                                                               $223,569,092    $143,448,011
                                                                               ============    ============

              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt (note 5)                              $    481,087    $    827,214
  Accounts payable                                                               15,300,599       6,691,845
  Accrued expenses                                                                9,427,941       5,292,387
  Accrued payroll expenses                                                        3,971,910       4,192,817
  Income taxes payable                                                              498,860         419,969
  Deferred income taxes (note 6)                                                 10,788,000       7,142,000
                                                                               ------------    ------------
      Total current liabilities                                                  40,468,397      24,566,232
                                                                               ------------    ------------

Long-term debt, less current installments (note 5)                               83,731,099      34,837,880
Other liabilities                                                                 1,200,878         986,217
Deferred income taxes (note 6)                                                   12,044,011       7,625,011

Stockholders' equity (notes 4, 5 and 7):
  Common stock of $.01 par value. Authorized 30,000,000 shares;
    issued and outstanding 9,279,337 shares in 1996
    and 9,272,094 shares in 1995                                                     92,793          92,721
  Additional paid-in capital                                                     39,200,675      39,070,262
  Retained earnings                                                              46,831,239      36,269,688
                                                                               ------------    ------------
      Total stockholders' equity                                                 86,124,707      75,432,671
                                                                               ------------    ------------
Commitments and contingencies (notes 5, 7 and 8)
                                                                               $223,569,092    $143,448,011
                                                                               ============    ============

See accompanying notes to consolidated financial statements.

UNITOG COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

      Years ended January 28, 1996, January 29, 1995 and January 30, 1994

                                                    1996            1995            1994
                                                ------------    ------------    ------------
Revenues:
  Rental operations                             $158,074,437    $133,488,069    $125,006,214
  Direct sales                                    56,242,363      55,655,727      52,908,968
                                                ------------    ------------    ------------
    Total revenues                               214,316,800     189,143,796     177,915,182
                                                ------------    ------------    ------------
Operating costs and expenses:
  Cost of rental operations                      127,574,457     107,091,152     102,108,762
  Cost of direct sales                            46,024,874      44,990,968      42,997,820
  Depreciation and amortization                   11,102,487       9,659,338       9,530,036
  General and administrative                       7,780,457       8,229,984       7,011,861
                                                ------------    ------------    ------------
    Total costs and expenses                     192,482,275     169,971,442     161,648,479
                                                ------------    ------------    ------------
    Operating income                              21,834,525      19,172,354      16,266,703

Interest expense, net                              3,303,105       2,627,655       3,333,755
Other expenses, net                                      289         129,569          91,840
                                                ------------    ------------    ------------
    Earnings before income taxes                  18,531,131      16,415,130      12,841,108
Income taxes (note 6)                              7,042,000       6,402,000       5,045,000
                                                ------------    ------------    ------------
    Net earnings                                $ 11,489,131    $ 10,013,130    $  7,796,108
                                                ============    ============    ============
Net earnings per common share                          $1.23           $1.07            $.87
                                                       =====           =====            ====
Weighted average common and common
  equivalent shares outstanding                    9,368,394       9,334,781       8,952,911
                                                ============    ============    ============
Dividends per common share                             $ .10           $ .08            $.07
                                                       =====           =====            ====

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

      Years ended January 28, 1996, January 29, 1995 and January 30, 1994

                                                          Additional                          Total
                                             Common        paid-in          Retained       stockholders'
                                             stock         capital          earnings          equity
                                             -------      -----------      -----------     -------------
BALANCE AT JANUARY 31, 1993                  $81,201      $17,352,858      $19,820,334      $37,254,393
  Issuance of 1,725,000 common shares
    in public offering (note 4)               11,500       21,679,000               --       21,690,500
  Employee stock options (note 7)                 20           38,404               --           38,424
  Net earnings                                    --               --        7,796,108        7,796,108
  Dividends paid                                  --               --         (618,116)        (618,116)
                                             -------      -----------      -----------      -----------
BALANCE AT JANUARY 30, 1994                   92,721       39,070,262       26,998,326       66,161,309
  Net earnings                                    --               --       10,013,130       10,013,130
  Dividends paid                                  --               --         (741,768)        (741,768)
                                             -------      -----------      -----------      -----------
BALANCE AT JANUARY 29, 1995                   92,721       39,070,262       36,269,688       75,432,671
  Employee stock options (note 7)                 72          130,413               --          130,485
  Net earnings                                    --               --       11,489,131       11,489,131
  Dividends paid                                  --               --         (927,580)        (927,580)
                                             -------      -----------      -----------      -----------
BALANCE AT JANUARY 28, 1996                  $92,793      $39,200,675      $46,831,239      $86,124,707
                                             =======      ===========      ===========      ===========

See accompanying notes to consolidated financial statements.

UNITOG COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

      Years ended January 28, 1996, January 29, 1995 and January 30, 1994

                                                                             1996            1995            1994
                                                                         ------------    ------------    ------------
Cash flows from operating activities:
  Net earnings                                                           $ 11,489,131    $ 10,013,130    $  7,796,108
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Depreciation and amortization                                          11,102,487       9,659,338       9,530,036
    Provision (benefit) for deferred income taxes                           1,813,000       1,017,000         (34,000)
    Disposal of equipment, net of gains and losses                            112,501         456,355         440,483
    Changes in assets and liabilities:
      Accounts receivable                                                  (2,539,770)     (1,005,943)       (557,624)
      Inventories                                                            (229,861)        469,307         469,653
      Rental garments in service                                           (3,953,090)     (2,093,823)      1,763,987
      Prepaid expenses                                                         27,198         (41,859)        310,305
      Other noncurrent assets                                                  42,002         (36,526)        298,341
      Accounts payable                                                      6,635,987         199,555         935,278
      Accrued expenses                                                       (555,112)      1,884,043         (79,414)
      Income taxes payable                                                    542,546        (415,457)        210,532
      Other noncurrent liabilities                                            214,661        (139,755)         16,249
                                                                         ------------    ------------    ------------
        Net cash provided by operating activities                          24,701,680      19,965,365      21,099,934
                                                                         ------------    ------------    ------------
Cash flows from investing activities:
  Acquisition of rental operations                                        (43,296,202)     (4,443,868)     (5,174,996)
  Purchase of property, plant and equipment                               (22,111,348)     (9,246,085)     (9,775,326)
                                                                         ------------    ------------    ------------
        Net cash used by investing activities                             (65,407,550)    (13,689,953)    (14,950,322)
                                                                         ------------    ------------    ------------
Cash flows from financing activities:
  Net proceeds from issuance of common stock                                  130,485              --      21,728,924
  Dividends paid                                                             (927,580)       (741,768)       (618,116)
  Increases in long-term debt                                              52,365,473              --      24,957,860
  Repayments of long-term debt                                            (18,552,186)     (1,232,633)    (48,883,270)
                                                                         ------------    ------------    ------------
        Net cash provided (used) by financing activities                   33,016,192      (1,974,401)     (2,814,602)
                                                                         ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents                       (7,689,678)      4,301,011       3,335,010
Cash and cash equivalents at beginning of year                              7,717,999       3,416,988          81,978
                                                                         ------------    ------------    ------------
Cash and cash equivalents at end of year                                 $     28,321    $  7,717,999    $  3,416,988
                                                                         ============    ============    ============
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest                                                             $  2,989,000    $  2,901,000    $  3,501,000
                                                                         ============    ============    ============
    Income taxes                                                         $  4,662,000    $  5,800,000    $  4,864,000
                                                                         ============    ============    ============

See accompanying notes to consolidated financial statements.

UNITOG COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Years ended January 28, 1996, January 29, 1995 and January 30, 1994

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

FISCAL YEAR

The Company uses a fifty-two/fifty-three week period ending on the last Sunday in January. Fifty-two week periods were included in the years ended January 28, 1996, January 29, 1995 and January 30, 1994, respectively.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, money market deposits, and investments in highly liquid tax-exempt municipal bond funds. For purposes of reporting cash flows, the Company considers investments with original maturities of three months or less to be cash equivalents.

INVENTORIES

Inventories are valued at the lower of cost or market with costs applied on the last-in, first-out (LIFO) method.

RENTAL GARMENTS IN SERVICE

Rental garments in service are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the estimated useful lives of the garments, generally twelve to eighteen months. Accumulated amortization of rental garments in service was $18,547,000 and $18,102,000 at January 28, 1996 and January 29, 1995, respectively.

PROPERTY, PLANT AND EQUIPMENT

Expenditures for additions and improvements are capitalized to the appropriate asset accounts. Maintenance and repairs are charged to earnings as incurred. On sale or retirement of assets, the cost and related accumulated depreciation applicable to such assets are removed from the accounts and any resulting gain or loss is reflected in earnings. Gains (losses) on the disposal of plant and equipment were $25,000, ($165,000) and ($67,000) for fiscal 1996, 1995 and 1994, respectively.

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

At January 28, 1996 and January 29, 1995 the cost and related accumulated amortization pertaining to noncompetition agreements was $13,877,000 and ($5,112,000) and $10,246,000 and ($4,175,000), respectively. The contractual term for noncompetition agreements is generally three to eight years. At January 28, 1996 and January 29, 1995 the cost and related accumulated amortization pertaining to acquired customer contracts was $26,596,000 and ($7,104,000) and $15,302,000 and ($5,219,000), respectively. The estimated useful lives of the customer contracts is generally eight to twelve years.

EXCESS COST OVER NET ASSETS OF BUSINESSES ACQUIRED

The Company's acquisitions of rental operations were accounted for by using the purchase method. The purchase method allocates the amounts paid to the net assets acquired based on their respective fair values. The amounts paid in excess of the fair value of the acquired net assets is amortized on a straight-line basis over periods up to thirty-five years. The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over the remaining life can be recovered through undiscounted future operating cash flows.

OTHER LIABILITIES

The Company under certain insurance programs retains portions of expected losses. The Company, upon consultation with its insurance carriers and advisors, records the estimated aggregate liabilities for claims incurred and projects their future settlement dates. The Company provides funded trust arrangements for certain of these insurance programs.

INCOME TAXES

Provisions are made for deferred income taxes for temporary differences between amounts recognized for income tax and financial reporting purposes.

NET EARNINGS PER COMMON SHARE

Net earnings per common share are computed based upon the weighted average number of common shares and common equivalent shares outstanding. For fiscal 1996, 1995 and 1994, employee stock options were the Company's only common stock equivalents; there were no other potentially dilutive securities.

USE OF ESTIMATES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates. The Company is not a party to any financial derivative instruments. The carrying amount of cash, accounts receivable and trade accounts payable approximates fair value because of the short maturity of these instruments. The fair value of the Company's long-term debt was not significantly different than its carrying value at January 28, 1996 and January 29, 1995.

(2) ACQUISITIONS OF RENTAL OPERATIONS

On November 10, 1995, the Company purchased all of the issued and outstanding stock of Ace-Tex Corporation (Ace-Tex). Ace-Tex was engaged in the rental supply, service and sale of industrial uniforms and related products (the Uniform Rental Business) and the manufacture and sale of wiping and polishing cloths (the Wiper Business). In conjunction with the purchase of the stock of Ace-Tex, the Company sold the Wiper Business and the assets of Ace-Tex used in the Wiper Business to the former principals of Ace-Tex. As a result, after the purchase, Ace-Tex was only engaged in the Uniform Rental Business under the name Mechanics Uniform Rental Co. (Mechanics).

The net purchase price of Mechanics was as follow:


    Total purchase price                                   $32,100,000

    Current assets                         $ 12,900,000
    Property, plant and equipment             7,200,000
    Intangible and other assets              11,700,000
    Liabilities assumed                      (6,400,000)
    Debt assumed                            (14,700,000)
    Deferred taxes                           (6,300,000)
                                           ------------    -----------
        Net assets acquired                                  4,400,000
                                                           -----------
    Excess of purchase price over
      net assets acquired                                  $27,700,000
                                                           ===========

The consolidated operating results of the Company for the fiscal years ended January 28, 1996 and January 29, 1995 on a pro forma basis as though the Mechanics acquisition had occurred on January 31, 1994 would be as follows:

                                              1996             1995
                                           ------------    ------------
    Revenues                               $236,170,000    $216,343,000
    Operating income                         23,242,000      21,010,000
    Net earnings                             10,598,000       8,800,000
                                           ============    ============
    Net earnings per common share             $1.13            $.94
                                              =====            ====

The pro forma results of operations are not necessarily indicative of the actual operating results that would have occurred had the acquisition been consummated on January 31, 1994 or of future operating results on a combined basis. The operating results of Mechanics have been included in the consolidated results of the Company since its acquisition. During fiscal 1996 Mechanics added $6.7 million in rental revenues with an insignificant effect on net earnings.

During fiscal 1996, the Company also acquired certain uniform rental operations in Iowa, Texas, California and Ohio for approximately $11.2 million in cash and notes payable. The operating results of these rental acquisitions have been included in the consolidated results of the Company since their acquisition. During fiscal 1996 these rental acquisitions added approximately $7.5 million in rental revenues with an insignificant effect on net earnings.

During fiscal 1995 and 1994, the Company acquired certain uniform rental routes and equipment for approximately $4.4 million and $5.2 million, respectively, in cash and notes payable. The operating results of these rental acquisitions have been included in the consolidated results of the Company since their purchase with an insignificant effect on revenues and net earnings.

(3) INVENTORIES

Components of inventories at January 28, 1996 and January 29, 1995 follows:

                                               1996           1995
                                           -----------    -----------
    Raw materials                          $ 4,135,131    $ 3,570,498
    Work in progress                         2,503,558      2,351,766
    Finished goods                          12,501,732     11,255,800
                                           -----------    -----------
                                            19,140,421     17,178,064
    Less LIFO allowance                     (3,806,440)    (3,547,992)
                                           -----------    -----------
                                           $15,333,981    $13,630,072
                                           ===========    ===========

The use of the last in, first out (LIFO) method reduced net earnings by approximately $160,000 ($.02 per share), $142,000 ($.02 per share) and $43,000
($.01 per share) during the years ended January 28, 1996, January 29, 1995 and January 30, 1994, respectively.

(4) COMMON STOCK

In May 1995, the stockholders approved an increase in the number of authorized shares of common stock from 15,000,000 shares to 30,000,000 shares.

In August 1994, the Board of Directors approved a 3-for-2 stock split. The split was in the form of a stock dividend paid on September 23, 1994 to stockholders of record on September 9, 1994. The outstanding common shares, weighted average common and common equivalent shares outstanding, net earnings per share and other related per share data have been restated for all periods previous to the stock split.

In April 1993, the Company completed the sale of 1,725,000 shares of its common stock. The public offering price was $13.50 per share. The net proceeds of approximately $21.7 million were used to reduce long-term indebtedness.

(5) LONG-TERM DEBT

A summary of long-term debt at January 28, 1996 and January 29, 1995 follows:

                                                     1996           1995
                                                 -----------    -----------
    6.83% Senior Notes                           $40,000,000    $        --
    5.79% Senior Notes                            20,000,000     20,000,000
    10.06% Fixed Rate Notes                               --     14,625,000
    Bank Credit Agreement                         16,600,000             --
    Industrial Revenue Bonds                       5,245,705             --
    Other                                          2,366,481      1,040,094
                                                 -----------    -----------
      Total long-term debt                        84,212,186     35,665,094
      Less current installments                     (481,087)      (827,214)
                                                 -----------    -----------
    Long-term debt, less current installments    $83,731,099    $34,837,880
                                                 ===========    ===========

In February 1996, the Company amended its Bank Credit Agreement (the Bank Agreement). The amended Bank Agreement provides for borrowings on a revolving basis of up to $55 million at an interest rate based upon LIBOR or prime. The interest rate in effect at January 28, 1996 was 5.98%. The Bank Agreement expires in September 1998. At January 28, 1996 the Company had $33 million in available borrowings under the Bank Agreement.

In October 1995, the Company issued $40 million of 6.83% Senior Notes to an insurance company. The 6.83% Senior Notes have an average life of seven years and mature in 2005. The proceeds were used to repay long-term debt and to fund acquisitions. In December 1995, the Company prepaid without penalty the 10.06% Fixed Rate Notes.

In December 1993, the Company issued $20 million of 5.79% Senior Notes to an insurance company. The 5.79% Senior Notes have an average life of seven years and mature in 2003. The proceeds were used to repay long-term bank debt.

The 6.83% Senior Notes, the 5.79% Senior Notes and the Bank Agreement require the Company, among other things, to maintain certain minimum levels of stockholders' equity and fixed charge coverage and they set a minimum current ratio and a maximum capitalization ratio. The agreements also contain certain restrictions on dividends and stock redemptions. At January 28, 1996, the Company had $21.5 million in unrestricted stockholders' equity.

The Company's Industrial Revenue Bond obligations bear interest at stated interest rates or interest rates that vary based upon market conditions for floating tax-exempt bonds. The weighted average interest rate on the bond obligations at January 28, 1996 was 4.27%. The bond issues are generally secured by an irrevocable bank letter of credit. The bond issues mature at varying dates through 2015. Included in other assets in the accompanying consolidated balance sheets were $1.7 million in unexpended proceeds related to these bond issues to be used for future facility construction and related equipment purchases. On March 7, 1996 the Company issued $4.5 million in tax-exempt Industrial Revenue Bonds which mature in 2020. The bonds bear interest at floating rates based upon market conditions for tax-exempt issues. The bonds are secured by a bank letter of credit. Proceeds from the bond offering were used to reduce bank debt which had been incurred to finance construction of facilities.

The approximate aggregate principal installments of long-term debt for the next five fiscal years are: 1997, $481,000; 1998, $2,042,000; 1999, $20,110,000;
2000, $6,521,000; 2001, $9,520,000 and for all years thereafter, $45,538,000.

(6) INCOME TAXES

The components of income tax expense (benefit) for the years ended January 28, 1996, January 29, 1995 and January 30, 1994 were as follows:


                                                          1996          1995          1994
                                                       ----------    ----------    ----------
    Current:
      Federal                                          $4,445,000    $4,482,000    $4,200,000
      State and local                                     784,000       903,000       879,000
                                                       ----------    ----------    ----------
                                                        5,229,000     5,385,000     5,079,000
    Deferred                                            1,813,000     1,017,000       (34,000)
                                                       ----------    ----------    ----------
    Total income tax expense                           $7,042,000    $6,402,000    $5,045,000
                                                       ==========    ==========    ==========

For the years ended January 28, 1996, January 29, 1995 and January 30, 1994, income taxes provided differed from the expected federal statutory rate of 35% as follows:

                                                          1996          1995          1994
                                                       ----------    ----------    ----------
    Computed expected tax at statutory rate            $6,486,000    $5,745,000    $4,494,000
    State and local taxes, net of federal benefit         508,000       587,000       548,000
    Adjustment to deferred tax assets and
      liabilities for enacted changes in tax rates             --            --       165,000
    Other                                                  48,000        70,000      (162,000)
                                                       ----------    ----------    ----------
                                                       $7,042,000    $6,402,000    $5,045,000
                                                       ==========    ==========    ==========
    Effective tax rate                                       38.0%         39.0%         39.3%
                                                       ==========    ==========    ==========

The tax effects of temporary differences that gave rise to deferred tax assets and (liabilities) at January 28, 1996 and January 29, 1995 were as follows:

                                                           1996             1995
                                                       ------------     ------------
    Depreciation                                       $ (9,198,011)    $ (7,910,011)
    Rental garments in service                          (12,127,000)      (8,207,000)
    Accrued expenses                                      2,032,000        1,698,000
    Other assets, noncurrent                             (3,407,000)         104,000
    Other                                                  (132,000)        (452,000)
                                                       ------------     ------------
      Net deferred tax liability                       $(22,832,011)    $(14,767,011)
                                                       ============     ============

Total deferred tax assets and liabilities at January 28, 1996 and January 29, 1995 were $2,648,000 and ($25,480,011) and $2,112,000 and ($16,879,011),
respectively. No valuation allowances for deferred tax assets have been provided.

(7) EMPLOYEE BENEFIT PLANS

The Company has contributory thrift plans covering substantially all of its salaried and clerical employees and certain employees subject to collective bargaining agreements. Under the provisions of these plans, employees are permitted to contribute a maximum of 6% of their earnings and the Company makes matching contributions of 25% to 50%. Employees may make additional unmatched contributions to the plans of up to 9% of their earnings. The Company's contributions were $874,000, $814,000 and $645,000 for the fiscal years ended January 28, 1996, January 29, 1995 and January 30, 1994, respectively.

The Company has an employee stock option plan which provides for the discretionary granting of options for up to 450,000 shares of the Company's common stock to employees selected by the Compensation Committee of the Board of Directors. The exercise price of the options may not be less than the fair market value at the date of grant. The options granted to date were nonqualified stock options which vest ratably over four years and expire ten years after the date of grant. At January 28, 1996, 113,813 options were available for grant under the plan and 221,750 shares under option were exercisable. The Company granted a nonqualified stock option for 60,000 shares of common stock to an officer. This option expires in 2001.

Stock option activity for the three fiscal years ended January 28, 1996 was as follows:

                                                          Option
                                           Number         Price
                                          of Shares       Range
                                          ---------   --------------
    OUTSTANDING AT JANUARY 31, 1993        210,000    $ 7.00 - 11.17
      Granted                               40,500     12.83 - 13.50
      Terminated                            (3,750)        11.17
      Exercised                             (3,000)        11.17
                                           -------
    OUTSTANDING AT JANUARY 30, 1994        243,750      7.00 - 13.50
      Granted                              143,250         17.00
      Terminated                            (5,250)    11.17 - 17.00
                                           -------
    OUTSTANDING AT JANUARY 29, 1995        381,750      7.00 - 17.00
      Granted                               21,000     17.63 - 25.00
      Terminated                            (9,563)    11.17 - 17.00
      Exercised                             (6,437)    11.17 - 17.00
                                           -------
    OUTSTANDING AT JANUARY 28, 1996        386,750      7.00 - 25.00
                                           =======

(8) COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company rents its general office building and certain facilities and equipment under various operating leases. Rent charged to operations (including month-to-month rentals on certain equipment) was $4.9 million in fiscal 1996, $4.5 million in fiscal 1995 and $4.0 million in fiscal 1994.

A summary of noncancelable long-term lease commitments follows:


   Years Ending
      January
   ------------
       1997               $1,430,000
       1998                  754,000
       1999                  645,000
       2000                  539,000
       2001                  330,000
    Thereafter               652,000
                          ----------
                          $4,350,000
                          ==========

Certain real estate taxes on leased property are obligations of the Company. It is anticipated that leases that expire will be renewed or replaced, and future lease commitments are not expected to aggregate less than the amount shown for fiscal 1997.

ENVIRONMENTAL MATTERS AND LITIGATION

The Company is subject to various federal, state and local regulations relating to environmental matters, including laws which require the investigation and, in some cases, remediation of environmental contamination. The Company's policy is to accrue and charge to operations environmental investigation and remediation expenses when it is probable that a liability has been incurred and an amount is reasonably estimable. The Company is also subject to legal proceedings and claims arising from the conduct of its business, including personal injury, customer contract and employment claims.

Based on information currently available, management does not believe the liability, if any, arising from settlement of these matters will have a material adverse effect on the consolidated financial statements of the Company.

(9) BUSINESS SEGMENT INFORMATION

The Company rents uniforms and other items to customers through arrangements by which the Company provides pick-up, cleaning, maintenance and delivery of its rental products. The Company is also engaged in the manufacture and sale of uniforms used by industrial personnel and other individuals who are in contact with the public. Operating contribution has been determined by deducting from segment revenues all costs and expenses directly related to the operations of the segments, excluding depreciation and amortization, general and administrative expense, other expense and interest expense. Identifiable assets are those used directly in the segments' operations. Other corporate assets consist primarily of cash and cash equivalents, prepaid expenses and other noncurrent assets. Information with respect to these operations for the years ended January 28, 1996, January 29, 1995 and January 30, 1994 was as follows:

                                                               1996            1995            1994
                                                           ------------    ------------    ------------
Net sales to unaffiliated customers:
  Rental operations                                        $158,074,437    $133,488,069    $125,006,214
  Direct sales                                               56,242,363      55,655,727      52,908,968
                                                           ------------    ------------    ------------
                                                           $214,316,800    $189,143,796    $177,915,182
                                                           ============    ============    ============
Intersegment transfers to Rental operations, (at cost)     $ 17,215,800    $ 16,193,862    $ 13,969,694
                                                           ============    ============    ============
Operating contribution:
  Rental operations                                        $ 30,499,980    $ 26,396,917    $ 22,897,452
  Direct sales                                               10,217,489      10,664,759       9,911,148
                                                           ------------    ------------    ------------
    Total operating contribution                             40,717,469      37,061,676      32,808,600
  Depreciation and amortization                              11,102,487       9,659,338       9,530,036
  General and administrative expense                          7,780,457       8,229,984       7,011,861
  Interest expense, net                                       3,303,105       2,627,655       3,333,755
  Other expense, net                                                289         129,569          91,840
                                                           ------------    ------------    ------------
    Earnings before income taxes                           $ 18,531,131    $ 16,415,130    $ 12,841,108
                                                           ============    ============    ============
Identifiable assets:
  Rental operations                                        $183,692,407    $103,578,360    $ 96,407,350
  Direct sales                                               34,413,176      31,676,700      32,378,353
  Corporate                                                   5,463,509       8,192,951       4,004,575
                                                           ------------    ------------    ------------
                                                           $223,569,092    $143,448,011    $132,790,278
                                                           ============    ============    ============
Capital expenditures:
  Rental operations                                        $ 16,782,192    $  7,223,374    $  5,404,097
  Direct sales                                                4,968,403         809,520       4,235,597
  Corporate                                                     360,753       1,213,191         135,632
                                                           ------------    ------------    ------------
                                                           $ 22,111,348    $  9,246,085    $  9,775,326
                                                           ============    ============    ============
Depreciation and amortization expense:
  Rental operations                                        $  9,187,124    $  7,857,700    $  7,694,349
  Direct sales                                                1,320,244       1,281,881       1,369,111
  Corporate                                                     595,119         519,757         466,576
                                                           ------------    ------------    ------------
                                                           $ 11,102,487    $  9,659,338    $  9,530,036
                                                           ============    ============    ============

(10) UNAUDITED QUARTERLY FINANCIAL DATA

Unaudited quarterly financial data was as follows:

                                                             Fiscal Quarters Ended
                                           --------------------------------------------------------
1996                                          April          July          October        January          Total
- ----                                       -----------    -----------    -----------    -----------    ------------
Rental operations                          $35,970,814    $37,822,136    $38,769,022    $45,512,465    $158,074,437
Direct sales                                14,622,146     12,999,109     13,682,987     14,938,121      56,242,363
                                           -----------    -----------    -----------    -----------    ------------
Total revenues                             $50,592,960    $50,821,245    $52,452,009    $60,450,586    $214,316,800
                                           ===========    ===========    ===========    ===========    ============
Operating income                           $ 4,956,762    $ 4,904,850    $ 5,908,081    $ 6,064,832    $ 21,834,525
                                           ===========    ===========    ===========    ===========    ============
Net earnings                               $ 2,636,639    $ 2,567,119    $ 3,317,635    $ 2,967,738    $ 11,489,131
                                           ===========    ===========    ===========    ===========    ============
Net earnings per common share              $       .28    $       .27    $       .35    $       .32    $       1.23
                                           ===========    ===========    ===========    ===========    ============
Weighted average common and
  common equivalent shares outstanding       9,336,026      9,365,733      9,381,681      9,389,378       9,368,394
                                           ===========    ===========    ===========    ===========    ============

1995                                          April          July          October        January          Total
- ----                                       -----------    -----------    -----------    -----------    ------------
Rental operations                          $32,212,937    $32,707,302    $34,031,367    $34,536,463    $133,488,069
Direct sales                                13,859,864     12,810,335     14,284,680     14,700,848      55,655,727
                                           -----------    -----------    -----------    -----------    ------------
Total revenues                             $46,072,801    $45,517,637    $48,316,047    $49,237,311    $189,143,796
                                           ===========    ===========    ===========    ===========    ============
Operating income                           $ 4,255,351    $ 4,216,583    $ 5,247,210    $ 5,453,210    $ 19,172,354
                                           ===========    ===========    ===========    ===========    ============
Net earnings                               $ 2,130,799    $ 2,172,326    $ 2,810,703    $ 2,899,302    $ 10,013,130
                                           ===========    ===========    ===========    ===========    ============
Net earnings per common share              $       .23    $       .23    $       .30    $       .31    $       1.07
                                           ===========    ===========    ===========    ===========    ============
Weighted average common and
  common equivalent shares outstanding       9,326,580      9,332,703      9,339,408      9,340,432       9,334,781
                                           ===========    ===========    ===========    ===========    ============

UNITOG COMPANY AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA

                 (Dollars in thousands except per share data)

                                                             1996        1995        1994        1993        1992
                                                           --------    --------    --------    --------    --------
Revenues:
  Rental operations                                        $158,075    $133,488    $125,006    $115,496    $ 93,331
  Direct sales                                               56,242      55,656      52,909      54,653      49,503
                                                           --------    --------    --------    --------    --------
  Total                                                    $214,317    $189,144    $177,915    $170,149    $142,834
                                                           ========    ========    ========    ========    ========
Operating profit contribution:
  Rental operations                                        $ 30,500    $ 26,397    $ 22,897    $ 20,844    $ 16,378
  Direct Sales                                               10,217      10,664       9,912       9,059       7,571
                                                           --------    --------    --------    --------    --------
  Total operating contribution                               40,717      37,061      32,809      29,903      23,949
  Depreciation and amortization                             (11,102)     (9,659)     (9,530)     (8,836)     (6,541)
  General and administrative                                 (7,780)     (8,230)     (7,012)     (6,742)     (6,455)
                                                           --------    --------    --------    --------    --------
  Operating income                                         $ 21,835    $ 19,172    $ 16,267    $ 14,325    $ 10,953
                                                           ========    ========    ========    ========    ========
  Operating income percentage                                  10.2%       10.1%        9.1%        8.4%        7.7%
Net earnings                                               $ 11,489    $ 10,013    $  7,796    $  5,900    $  4,337
Net earnings per common share (a)                          $   1.23    $   1.07    $    .87    $    .78    $    .57
Dividends per common share (a)                             $    .10    $    .08    $    .07    $     --    $     --

Financial position at year end:
  Current assets                                           $ 78,383    $ 64,897    $ 56,933    $ 54,368    $ 46,045
  Net property, plant and equipment                          82,292      59,517      57,349      54,775      41,553
  Total assets                                              223,569     143,448     132,790     126,688      93,748
  Working capital                                            37,914      40,331      34,420      27,431      24,688
  Current ratio                                               1.9:1       2.6:1       2.5:1       2.0:1       2.2:1

Financial structure:
  Long-term debt, less current installments                $ 83,731    $ 34,838    $ 35,665    $ 54,600    $ 34,915
  Stockholders' equity                                       86,125      75,433      66,161      37,254      31,354
  Book value per share (a)                                     9.28        8.14        7.14        4.94        4.15
  Capitalization ratio                                         49.3%       31.6%       35.0%       59.4%       52.7%

Cash flows:
  Operating activities                                     $ 24,702    $ 19,965    $ 21,100    $ 15,804    $ 10,926
  Investing activities                                      (65,408)    (13,690)    (14,950)    (39,052)     (5,696)
  Financing activities                                       33,016      (1,974)     (2,815)     23,162      (5,211)
                                                           --------    --------    --------    --------    --------
  Net increase (decrease) in cash and cash equivalents     $ (7,690)   $  4,301    $  3,335    $    (86)   $     19
                                                           ========    ========    ========    ========    ========

General statistics:
  Common shares outstanding at year end (a)                   9,279       9,272       9,272       7,544       7,544
  Capital expenditures                                     $ 22,111    $  9,246    $  9,775    $  6,894    $  5,717

(a) Restated for 3-for-2 stock split in the form of a stock dividend on September 23, 1994.

STOCKHOLDER INFORMATION

COMMON STOCK INFORMATION

The Common Stock is listed on the NASDAQ Stock Market under the symbol UTOG. At January 28, 1996 there were 389 stockholders of record and the Company estimates that there were approximately 1,500 stockholders as of that date.

PRICE RANGE


Fiscal 1996                                Fiscal 1995

Quarter ended     High        Low          Quarter Ended     High        Low
- -------------    -------    -------        -------------    -------    -------
April 1995       $19-1/4    $16-1/2        April 1994       $17-7/8    $15-5/8
July 1995        $24-1/8    $18-3/4        July 1994        $19        $16-1/2
October 1995     $24-1/4    $23            October 1994     $18-3/4    $16-1/2
January 1996     $25        $23-1/2        January 1995     $18-3/4    $17-1/2