Form 10-K405, Exhibit 13
period 1997-01-26
UNITOG CO
filed 1997-04-22
CIK 101909

                                                                      Exhibit 13
                                                                      ----------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal 1997 Compared to Fiscal 1996

Revenues for fiscal 1997 were $261.7 million, an increase of $47.4 million or 22% over fiscal 1996 revenues of $214.3 million.

Rental revenues were $203.8 million for fiscal 1997, an increase of $45.7 million, or 29% over last year. Our two Michigan operations acquired since November 1995 (Mechanics Uniform Rental Company and Central Quality Services Corporation) contributed $41 million to rental revenues during the year. In addition to the Central Quality Services Corporation purchase in March 1996, we acquired rental operations in Philadelphia, Las Vegas and Toronto during fiscal 1997. Combined, these four rental acquisitions should add $22 million in annual rental revenue. Internal growth from our existing locations was 6% for fiscal 1997. Revenue from industrial uniform rentals was stronger overall than last year. A decline in our linen rental business offset the uniform rental gain.

Direct sales were $57.9 million for fiscal 1997, an increase of $1.7 million, or 3% over last year. Direct sales of industrial uniforms to new and existing customers created the increase over last year. Sales of postal uniforms were about the same as last year.

Rental operating contribution was $38.5 million for fiscal 1997, an increase of $8.0 million, or 26% over last year. Rental operating contribution was 18.9% of rental revenue compared to 19.3% in fiscal 1996. Costs related to assimilating our acquisitions in fiscal 1997 and lower margins of prior year and current year acquisitions reduced the rental operating contribution percentage during the year.

Direct sales operating contribution for fiscal 1997 was $10.4 million, about the same as last year. Direct sales operating contribution was 17.9% of sales compared to 18.2% last year. Sales promotion activities and costs incurred to introduce a new data processing system at our distribution centers reduced the operating contribution percentage in fiscal 1997.

Depreciation and amortization charges for fiscal 1997 increased by $4.3 million over last year due to our acquisition activity and capital expenditures. General and administrative costs for fiscal 1997 of $8.2 million or 3.1% of revenues were about the same as the $7.8 million incurred in fiscal 1996, although lower as a percentage of revenues.

Interest expense for fiscal 1997 of $5.8 million was $2.5 million or 77% more than the prior year. Borrowings to fund our current and prior years' acquisitions increased our interest costs.

Net earnings were $12.1 million for fiscal 1997, an increase of $600,000, or 6% over fiscal 1996. Higher operating contribution from the Rental business offset increased depreciation, amortization and interest expenses. Net earnings per share were $1.26 in fiscal 1997 compared to $1.23 per share last year, a 2% gain. The average shares outstanding increased 3% due to shares issued to acquire a rental operation and employee stock option activity.

Fiscal 1996 Compared to Fiscal 1995


Revenues for fiscal 1996 were $214.3 million, an increase of $25.2 million or 13% over fiscal 1995. Rental revenues increased 18% over fiscal 1995 to $158.1 million. Five acquisitions in fiscal 1996 added $14.2 million in rental revenues. Internal rental revenue growth for fiscal 1996 was 6%. Revenues from industrial uniform rentals were stronger than fiscal 1995 although offset by a decline in our linen rental business. Direct sales were essentially the same as fiscal 1995. Sales of postal uniforms increased over fiscal 1995 aided by new products introduced during the year. Direct sales of industrial uniforms declined slightly from fiscal 1995 as a result of limited implementations of new programs for national accounts.

Rental operating contribution for fiscal 1996 was $30.5 million, an increase of $4.1 million or 16% over fiscal 1995. Rental operating contribution was 19.3% of rental revenue in fiscal 1996 compared to 19.8% in fiscal 1995. Costs related to assimilating five acquisitions and the lower margins of newly acquired rental operations reduced the operating contribution percentage during fiscal 1996.

Direct sales operating contribution for fiscal 1996 was $10.2 million, a decrease of $450,000, or 4% from fiscal 1995. Direct sales operating contribution was 18.2% of sales in fiscal 1996 compared to 19.2% in the prior year. One-time costs incurred to close our Atlanta distribution operations and to start-up a manufacturing and distribution facility in Stevenson, Alabama reduced the operating contribution percentage in fiscal 1996.

Depreciation and amortization charges for fiscal 1996 increased by $1.4 million over fiscal 1995 due to our acquisition activity and a higher level of capital expenditures. The construction of new facilities and plant expansions resulted in capital outlays of $22 million in fiscal 1996 compared to $9 million in fiscal 1995. General and administrative costs for fiscal 1996 were $7.8 million, or 3.6% of revenues, and were about the same as the $8.2 million incurred in fiscal 1995, although lower as a percentage of revenues.

Interest expense for fiscal 1996 of $3.3 million was $700,000 or 26% more than the prior year. Borrowings to fund our acquisitions during fiscal 1996 increased our interest costs. Income taxes declined as a percentage of pretax earnings to 38% in fiscal 1996 compared to 39% in fiscal 1995 due to reductions in state and local taxes.

Net earnings for fiscal 1996 were $11.5 million or $1.23 per share, a 15% increase over fiscal 1995. Improved operating contribution from our Rental business offset higher depreciation, amortization and interest expenses.

Liquidity and Capital Resources


The Company completed the acquisition of four rental operations during fiscal 1997 spending $25 million in cash and issuing 266,000 shares of common stock. These acquisitions should add $22 million in annual rental revenue and expanded our market presence in northern and central Michigan, Las Vegas, Philadelphia and Toronto.

Cash and cash equivalents at January 26, 1997 were the same as last year. At January 26, 1997, the Company's capitalization ratio was 51% compared to 49% one year ago. The Company's long-term debt increased $20 million due to the financing of acquisitions. At January 26, 1997 long-term debt was at a blended interest rate of 6.2%. There were $35 million in borrowings outstanding under the Company's $67 million long-term domestic and foreign bank credit facilities at January 26, 1997. On March 7, 1996 the Company issued $4.5 million in tax-exempt Industrial Revenue Bonds related to its manufacturing facility in Stevenson, Alabama.

Working capital was $49.2 million at January 26, 1997 compared to $37.9 million at January 28, 1996. The increase in working capital was created by higher finished goods inventories, by rental acquisitions and by the reduction of trade payables and accrued expenses. The Company raised its semi-annual dividend by 20% in fiscal 1997 to $.06 per share. Capital expenditures were $16 million during fiscal 1997 compared to $22 million in fiscal 1996. Planned capital expenditures for fiscal 1998 are $28 million to $30 million.

Management believes that cash provided by operations and its bank credit facilities will be sufficient to meet its cash requirements for rental acquisitions and capital expenditures in the foreseeable future.

Environmental and Other


The Company is subject to various federal, state and local laws involving environmental matters, including laws requiring the investigation and remediation of environmental contamination. The Company currently has environmental matters pending with respect to contamination at three of its plants.

Volatile organic compound contamination has been declared in the soil and groundwater at the Company's Whittier, California rental plant. The plant is located in the Suburban Operable Unit of the San Gabriel Valley Federal Superfund site. The Company has cleaned up the soil at the plant and, based on groundwater testing done to date, does not believe groundwater cleanup will be required at the Company's plant. The Company received correspondence from the United States Department of Justice, Environment and Natural Resources (Justice Department) and from the state of California stating that the Company and three other unrelated entities are potentially responsible parties and are jointly and severally liable under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) for all costs incurred by the government with respect to the Suburban Operable Unit. The government is claiming that the total amount of costs incurred to date plus the present value of future monitoring costs at the site is approximately $4.2 million. The Company has entered into tolling agreements with the Justice Department and the state of California that stop the running of any statute of limitations to give the parties time to discuss issues related to the claims. At this time, it is not possible to estimate the Company's exposure with respect to the federal and state claims for reimbursement.

The Company's Tempe, Arizona rental plant is located in the South Indian Bend Wash Federal Superfund site. The Company, along with unrelated parties, has been designated by the United States Environmental Protection Agency (EPA) as a potentially responsible party under CERCLA with respect to the Tempe site. The Company entered into a Consent Order with EPA requiring a soil and groundwater investigation at the Tempe plant. Test results at the Tempe plant indicate that volatile organic compound contamination is present in the soil, necessitating soil remediation. Additional periodic groundwater testing is expected. The Company's estimate of the expense related to the investigation and remediation of the contamination at the Company's Tempe plant has been accrued and charged to operating expense.

Test results at the Company's Minneapolis, Minnesota rental plant indicate that volatile organic compound contamination is present in the soil and groundwater. The Company has begun soil and groundwater remediation at the Minneapolis plant. The Company's estimate of the expense related to the investigation and remediation of the contamination at the Company's Minneapolis plant has been accrued and charged to operating expense.

Based on the information currently available, management does not believe the liability, if any, arising from the settlement of these matters will have a material adverse effect on the consolidated financial position of the Company.

The Company is also subject to federal, state and local laws governing the use and disposal of various wastes, including wastewater from its washing processes. The Company has a continuing program to upgrade wastewater treatment processes, where necessary, to avoid improper disposal. Although the Company is subject to administrative and judicial proceedings from time to time involving wastewater discharge matters, the Company does not believe that costs incurred in connection with wastewater compliance will have a material adverse effect on the consolidated financial position of the Company.

Inflation has not significantly affected the Company in recent years. Labor and raw materials are the Company's primary operating costs. Inventories are valued on the LIFO (last-in first-out) method, which management believes more accurately matches current costs with current revenues.

New Accounting Pronouncement

In February 1997 the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. Statement No. 128 is effective for the Company's fiscal year ending January 25, 1998. Retroactive application will be required. The Company believes the adoption of Statement No. 128 will not have a significant effect on its reported earnings per share.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for certain forward-looking statements. This annual report contains forward-looking statements that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. The words "should," "believe," "expect," "anticipate," "intend," "estimate" and other expressions that indicate future events and trends identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including, but not limited to, performance of acquisitions; economic and business changes; fluctuations in the cost of materials; strikes and unemployment levels; demand and price for the Company's products and services; and the outcome of pending and future litigation and environmental matters.

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Unitog Company:


We have audited the accompanying consolidated balance sheets of Unitog Company and subsidiaries as of January 26, 1997 and January 28, 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended January 26, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unitog Company and subsidiaries at January 26, 1997 and January 28, 1996 and the results of their operations and their cash flows for each of the years in the three-year period ended January 26, 1997 in conformity with generally accepted accounting principles.


                                         /s/ KPMG PEAT MARWICK LLP
                                         -------------------------
                                             KPMG Peat Marwick LLP


Kansas City, Missouri
March 10, 1997

Unitog Company and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS

                     January 26, 1997 and January 28, 1996

                                                           1997         1996
                                                           ----         ----
                    Assets

Currents assets:
  Cash and cash equivalents                           $     31,307 $     28,321
  Accounts receivable, less allowance for doubtful
    receivables of $1,240,000 in 1997 and
    $760,000 in 1996                                    28,090,702   25,012,073
  Inventories (note 3)                                  17,525,175   15,333,981
  Rental garments in service, net                       40,329,880   36,774,298
  Prepaid expenses                                       1,375,210    1,233,948
                                                      ------------ ------------
       Total current assets                             87,352,274   78,382,621
                                                      ------------ ------------

Property, plant and equipment, at cost:
  Land                                                   7,665,437    5,983,780
  Buildings and improvements                            52,929,065   49,555,705
  Machinery and equipment                              100,757,284   85,295,139
                                                      ------------ ------------
                                                       161,351,786  140,834,624
  Less accumulated depreciation                         66,554,486   58,542,615
                                                      ------------ ------------
       Net property, plant and equipment                94,797,300   82,292,009
                                                      ------------ ------------

Other assets, net (notes 1 and 4)                       35,120,442   30,848,817
Excess cost over net assets of business
  acquired, net                                         37,294,970   32,045,645
                                                      ------------ ------------
                                                      $254,564,986 $223,569,092
                                                      ============ ============

      Liabilities and Stockholders' Equity

Current liabilities:
  Current installments of long-term debt (note 4)     $  2,046,821 $    481,087
  Accounts payable                                      13,820,339   15,300,599
  Accrued expenses                                       7,118,553    9,427,941
  Accrued payroll expenses                               4,251,004    3,971,910
  Accrued and deferred income taxes payable (note 5)    10,880,382   11,286,860
                                                      ------------ ------------
       Total current liabilities                        38,117,099   40,468,397
                                                      ------------ ------------

Long-term debt, less current installments (note 4)     103,524,014   83,731,099
Deferred income taxes and other liabilities (note 5)    13,819,237   13,244,889

Stockholders' equity (notes 4 and 6):
  Common stock of $.01 par value. Authorized
   30,000,000; issued and outstanding 9,643,857
   shares in 1997 and 9,279,337 shares in 1996              96,439       92,793
  Additional paid-in capital                            41,202,740   39,200,675
  Retained earning                                      57,805,457   46,831,239
                                                      ------------ ------------
       Total stockholders' equity                       99,104,636   86,124,707
                                                      ------------ ------------
Commitments and contingencies (notes 4, 6 and 7)
                                                      $254,564,986 $223,569,092
                                                      ============ ============

See accompanying notes to consolidated financial statements.

Unitog Company and Subsidiaries

                      CONSOLIDATED STATEMENTS OF EARNINGS

      Years ended January 26, 1997, January 28, 1996 and January 29, 1995

                                           1997          1996          1995
                                           ----          ----          ----
Revenues:
  Rental operations                    $203,780,197  $158,074,437  $133,488,069
  Direct sales                           57,937,166    56,242,363    55,655,727
                                       ------------  ------------  ------------
       Total revenues                   261,717,363   214,316,800   189,143,796
                                       ------------  ------------  ------------

Operating costs and expenses:
  Cost of rental operations             165,240,186   127,574,457   107,091,152
  Cost of direct sales                   47,585,867    46,024,874    44,990,968
  Depreciation and amortization          15,397,777    11,102,487     9,659,338
  General and administrative              8,213,074     7,780,457     8,229,984
                                       ------------  ------------  ------------
       Total costs and expenses         236,436,904   192,482,275   169,971,442
                                       ------------  ------------  ------------
       Operating income                  25,280,459    21,834,525    19,172,354

Interest expense, net                     5,841,546     3,303,105     2,627,655
Other expenses (income), net                (96,335)          289       129,569
                                       ------------  ------------  ------------
       Earnings before income taxes      19,535,248    18,531,131    16,415,130
Income taxes (note 5)                     7,407,000     7,042,000     6,402,000
                                       ------------  ------------  ------------
       Net earnings                    $ 12,128,248  $ 11,489,131  $ 10,013,130
                                       ============  ============  ============

Net earnings per common share                 $1.26         $1.23         $1.07
                                              =====         =====         =====
Weighted average common and common
  equivalent shares outstanding           9,636,314     9,368,394     9,334,781
                                       ============  ============  ============

Dividends per common share                     $.12          $.10          $.08
                                               ====          ====          ====



                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

      Years ended January 26, 1997, January 28, 1996 and January 29, 1995

                                        Additional                   Total
                               Common    paid-in      Retained    stockholders'
                               stock     capital      earnings      equity
                              -------  -----------  -----------   -------------
Balance at January 30, 1994   $92,721  $39,070,262   $26,998,326   $66,161,309
  Net earnings                     --           --    10,013,130    10,013,130
  Dividends paid                   --           --      (741,768)     (741,768)
                              -------  -----------   -----------   -----------
Balance at January 29, 1995    92,721   39,070,262    36,269,688    75,432,671
  Employee stock options
    (note 6)                       72      130,413            --       130,485
  Net earnings                     --           --    11,489,131    11,489,131
  Dividends paid                   --           --      (927,580)     (927,580)
                              -------  -----------   -----------   -----------
Balance at January 28, 1996    92,793   39,200,675    46,831,239    86,124,707
  Acquisition of American Dust
    Control Co., Inc. (note 6)  2,666      502,998            --       505,664
  Employee stock options
    (note 6)                      980    1,499,067            --     1,500,047
  Net earnings                     --           --    12,128,248    12,128,248
  Dividends paid                   --           --    (1,156,693)   (1,156,693)
  Foreign currency translation
    adjustment                     --           --         2,663         2,663
                              -------  -----------   -----------   -----------
Balance at January 26, 1997   $96,439  $41,202,740   $57,805,457   $99,104,636
                              =======  ===========   ===========   ===========


See accompanying notes to consolidated financial statements.

Unitog Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
      Years ended January 26, 1997, January 28, 1996 and January 29, 1995

                                                                   1997           1996           1995
                                                               ------------   ------------   ------------
Cash flows from operating activities:
  Net earnings                                                 $ 12,128,248   $ 11,489,131   $ 10,013,130
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Depreciation and amortization                                15,397,777     11,102,487      9,659,338
    Provision for deferred income taxes                           2,554,000      1,813,000      1,017,000
    Disposal of equipment, net of gains and losses                  458,287        112,501        456,355
    Changes in assets and liabilities:
      Accounts receivable                                        (1,337,134)    (2,539,770)    (1,005,943)
      Inventories                                                (2,191,194)      (229,861)       469,307
      Rental garments in service                                    119,969     (3,953,090)    (2,093,823)
      Prepaid expenses                                             (137,744)        27,198        (41,859)
      Other noncurrent assets                                       673,945         42,002        (36,526)
      Accounts payable                                           (1,574,160)     6,635,987        199,555
      Accrued expenses                                           (3,475,979)      (555,112)     1,884,043
      Income taxes payable                                       (1,705,478)       542,546       (415,457)
      Other noncurrent liabilities                                 (780,652)       214,661       (139,755)
                                                               ------------   ------------   ------------
        Net cash provided by operating activities                20,129,885     24,701,680     19,965,365
                                                               ------------   ------------   ------------
Cash flows from investing activities:
  Acquisition of rental operations                              (24,609,296)   (43,296,202)    (4,443,868)
  Purchase of property, plant and equipment                     (15,857,089)   (22,111,348)    (9,246,085)
                                                               ------------   ------------   ------------
        Net cash used by investing activities                   (40,466,385)   (65,407,550)   (13,689,953)
                                                               ------------   ------------   ------------
Cash flows from financing activities:
  Net proceeds from issuance of common stock                      1,500,047        130,485             --
  Dividends paid                                                 (1,156,693)      (927,580)      (741,768)
  Increases in long-term debt                                    28,982,363     52,365,473             --
  Repayments of long-term debt                                   (8,986,231)   (18,552,186)    (1,232,633)
                                                               ------------   ------------   ------------
        Net cash provided (used) by financing activities         20,339,486     33,016,192     (1,974,401)
                                                               ------------   ------------   ------------
Net increase (decrease) in cash and cash equivalents                  2,986     (7,689,678)     4,301,011
Cash and cash equivalents at beginning of year                       28,321      7,717,999      3,416,988
                                                               ------------   ------------   ------------
Cash and cash equivalents at end of year                       $     31,307   $     28,321   $  7,717,999
                                                               ============   ============   ============
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest                                                   $  6,278,000   $  2,989,000   $  2,901,000
                                                               ============   ============   ============
    Income taxes                                               $  5,728,000   $  4,662,000   $  5,800,000
                                                               ============   ============   ============

See accompanying notes to consolidated financial statements.

Unitog Company and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      Years ended January 26, 1997, January 28, 1996 and January 29, 1995

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

Fiscal Year

The Company uses a fifty-to/fifty-three week period ending on the last Sunday in January. Fifty-two week periods were included in the years ended January 26, 1997, January 28, 1996 and January 29, 1995.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market deposits, and highly liquid investment. For purposes of reporting cash flows, the Company considers investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market with costs applied on the last-in, first-out (LIFO) method.

Rental Garments in Service

Rental garments in service are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the estimated useful lives of the garments, generally twelve to eighteen months. Accumulated amortization of rental garments in service was $34,652,000 and $18,547,000 at January 26, 1997 and January 28, 1996, respectively.

Property, Plant and Equipment

Expenditures for additions and improvements are capitalized to the appropriate asset accounts. Maintenance and repairs are charged to earnings as incurred. On sale or retirement of assets, the cost and related accumulated depreciation applicable to such assets are removed from the accounts and any resulting gain or loss is reflected in earnings. Gains (losses) on the disposal of plant and equipment were $130,000, $25,000, and ($165,000) for fiscal 1997, 1996, and
1995, respectively.

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

At January 26, 1997 and January 28, 1996 the cost and related accumulated amortization pertaining to noncompetition agreements was $17,138,000 and ($7,359,000) and $13,877,000 and ($5,112,000), respectively. The contractual term for noncompetition agreements is generally three to eight years. At January 26, 1997 and January 28, 1996 the cost and related accumulated amortization pertaining to acquired customer contracts was $32,067,000 and ($9,852,000) and $26,596,000 and ($7,104,000), respectively. The estimated useful lives of the customer contracts is generally eight to twelve years.

Excess Cost Over Net Assets of Businesses Acquired

The Company's acquisitions of rental operations have generally been accounted for by using the purchase method. The purchase method allocates the amounts paid to the net assets acquired based on their respective fair values. The amounts paid in excess of the fair value of the acquired net assets is amortized on a straight-line basis over twenty to thirty-five years. The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over the remaining life can be recovered through undiscounted future operating cash flows.

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

Net Earnings Per Common Share

Net earnings per common share are computed based upon the weighted average number of common shares and common equivalent shares outstanding. For fiscal 1997, 1996 and 1995, employee stock options were the Company's only common stock equivalents; there were no other potentially dilutive securities.

Use of Estimates and Fair Value of Financial Instruments

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates. The Company is not a party to any financial derivative instruments. The carrying amount of cash, accounts receivable and trade accounts payable approximates fair value because of the short maturity of these instruments. The fair value of the Company's long-term debt was not significantly different than its carrying value at January 26, 1997 and January 28, 1996.

New Accounting Pronouncement

In February 1997 the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which revised the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. Statement No. 128 is effective for the Company's fiscal year ending January 25, 1998. Retroactive application will be required. The Company believes the adoption of Statement No. 128 will not have a significant effect on its reported earnings per share.

(2) ACQUISITIONS OF RENTAL OPERATIONS

During fiscal 1997 the Company acquired uniform rental assets for approximately $24.6 million in cash and notes payable. The assets acquired were primarily industrial uniform routes and production facilities in central and northern Michigan; Toronto, Canada; and Las Vegas, Nevada. The acquisitions were accounted for as purchases.

During fiscal 1997 the Company also entered into a business combination with American Dust Control Co., Inc. in Philadelphia, Pennsylvania through the issuance of Unitog common stock. The acquisition was accounted for as a pooling-of-interests. Prior period financial statements were not restated due to immateriality.

The operating results of these acquisitions have been included in the consolidated results of the Company since their acquisition. During fiscal 1997 these acquisitions added $14.2 million in rental revenues with an insignificant effect on net earnings.

On November 10, 1995, the Company purchased all of the issued and outstanding stock of Ace-Tex Corporation (Ace-Tex). Ace-Tex was engaged in the rental supply, service and sale of industrial uniforms ad related products (the Uniform Rental Business) and the manufacture and sale of wiping and polishing cloths (the Wiper Business). In conjunction with the purchase of the stock of Ace-Tex, the Company sold the Wiper Business and the assets of Ace-Tex used in the Wiper Business to the former principals of Ace-Tex. As a result, after the purchase, Ace-Tex was only engaged in the Uniform Rental Business under the name Mechanics Uniform Rental Co. (Mechanics).

The net purchase price of Mechanics was as follows:

          Total purchase price                              $32,100,000
          Current assets                    $12,900,000
          Property, plant and equipment       7,200,000
          Intangible and other assets        11,700,000
          Liabilities assumed                (6,400,000)
          Debt assumed                      (14,700,000)
          Deferred taxes                     (6,300,000)
                                            -----------     -----------
               Net assets acquired                            4,400,000
                                                            -----------

          Excess of purchase price over
               net assets acquired                          $27,700,000
                                                            -----------

The consolidated operating results of the Company for the fiscal year ended January 28, 1996 on a pro forma basis as though the Mechanics acquisition had occurred on January 30, 1995 would have been: consolidated revenues of $236,170,000; consolidated operating income of $23,242,000; consolidated net earnings of $10,598,000; net earnings per share of $1.13. The pro forma results of operations are not necessarily indicative of the actual operating results that would have occurred had the acquisition been consummated on January 30, 1995 or of future operating results on a combined basis. The operating results of Mechanics have been included in the consolidated results of the Company since its acquisition. During fiscal 1996 Mechanics added $6.7 million in rental revenues with an insignificant effect on net earnings.

During fiscal 1996 the Company also acquired certain uniform rental operations in Iowa, Texas, California and Ohio for approximately $11.2 million in cash, and notes payable. The operating results of these rental acquisitions have been included in the consolidated results of the Company since their acquisition. During fiscal 1996 these rental acquisitions added approximately $7.5 million in rental revenues with an insignificant effect on net earnings.

(3) INVENTORIES

Components of inventories at January 26, 1997 and January 28, 1996 follows:

                                          1997            1996
                                      -----------     -----------
          Raw materials               $ 3,899,072     $ 4,135,131
          Work in progress              1,085,883       2,503,558
          Finished goods               16,556,660      12,501,732
                                      -----------     -----------
                                       21,541,615      19,140,421
          Less LIFO allowance          (4,016,440)     (3,806,440)
                                      -----------     -----------
                                      $17,525,175     $15,333,981
                                      ===========     ===========

The use of the LIFO method reduced net earnings by approximately $130,000 ($.01 per share), $160,000 ($.02 per share) and $142,000 ($.02 per share) for the years ended January 26, 1997, January 28, 1996 and January 29, 1995, respectively.

(4)  LONG-TERM DEBT

A summary of long-term debt at January 26, 1997 and January 28, 1996 follows:

                                                                         1997             1996
                                                                      -----------       ----------
     6.83% Senior Notes                                              $ 40,000,000      $40,000,000
     5.79% Senior Notes                                                20,000,000       20,000,000
     Bank Credit Agreements                                            35,029,000       16,600,000
     Industrial Revenue Bonds                                           9,166,691        5,245,705
     Other                                                              1,375,144        2,366,481
                                                                      -----------       ----------
         Total long-term debt                                         105,570,835       84,212,186
         Less current installments                                     (2,046,821)        (481,087)
                                                                      -----------       ----------
     Long-term debt,less current installments                        $103,524,014      $83,731,099
                                                                      ===========       ==========

In fiscal 1997, the Company amended its Domestic Bank Credit Agreement and entered into a Revolving Foreign Bank Credit Agreement (the Bank Agreements). The Bank Agreements provide for borrowings on a revolving basis of up to $67 million at interest rates based upon LIBOR bankers' acceptance rates, or prime rates. The weighted average interest rate in effect at January 26, 1997 was 6.2%. The Bank Agreements expire in September 1999. At January 26, 1997 the Company had $32 million in available borrowings under the Bank Agreements.

In fiscal 1997, the Company issued $4.5 million in variable rate tax-exempt Industrial Revenue Bonds which mature in 2020. The bonds bear interest at floating rates based upon market conditions for tax-exempt issues. The bond proceeds were used to repay bank debt which had been incurred to finance facility construction.

In October 1995, the Company issued $40 million of 6.83% Senior Notes to an insurance company. The 6.83% Senior Notes have an average life of seven years and mature in 2005. The proceeds were used to repay long-term debt and to fund the acquisition of Mechanics.

In December 1993, the Company issued $20 million of 5.79% Senior Notes to an insurance company. The 5.79% Senior Notes have an average life of seven years and mature in 2003. The proceeds were used to repay long-term bank debt.

The 6.83% Senior Notes, the 5.79% Senior Notes and the Bank Agreements require the Company, among other things, to maintain certain minimum levels of stockholders' equity and fixed charge coverage and they set a minimum current ratio and a maximum capitalization ratio. The agreements also contain certain restrictions on dividends and stock redemptions. At January 26, 1997, the Company had $28.4 million in unrestricted stockholders' equity.

The Company's Industrial Revenue Bond obligations bear interest at stated interest rates or interest rates that vary based upon market conditions for floating tax-exempt bonds. The weighted average interest rate in effect on the bond obligations at January 26, 1997 was 4.2%. The bond issues are generally secured by irrevocable bank letters of credit. The bond issues mature at varying dates through 2020. Included in other assets in the accompanying consolidated balance sheets were $1.9 million in unexpended proceeds related to these bond issues to be used for future facility construction and related equipment purchases.

The approximate aggregate principal installments of long-term debt for the next five fiscal years are: 1998, $2,047,000; 1999, $3,503,000; 2000, $41,384,000;
2001, $9,512,000; 2002, $9,491,000 and for all years thereafter, $39,634,000.

(5)  INCOME TAXES

The components of income tax expense for the years ended January 26, 1997, January 28, 1996 and January 29, 1995 were as follows:

                                                        1995           1996          1995
                                                      ---------     ---------     ---------
     Current:
       Federal                                       $4,093,000    $4,445,000    $4,482,000
       State and local                                  760,000       784,000       903,000
                                                      ---------     ---------     ---------
                                                      4,853,000     5,229,000     5,385,000
       Deferred                                       2,554,000     1,813,000     1,017,000
                                                      ---------     ---------     ---------
       Total income tax expense                      $7,407,000    $7,042,000    $6,402,000
                                                      =========     =========     =========


For the years ended January 26,1997, January 28, 1996 and January 29, 1995, income taxes provided differed from the expected federal statutory rates of 35% as follows:


                                                        1997            1996            1995
                                                      ---------      ----------       ---------
     Computed expected tax at statutory rate         $6,837,000      $6,486,000      $5,745,000
     State and local taxes, net of federal benefit      494,000         508,000         587,000
     Other                                               76,000          48,000          70,000
                                                      ---------       ---------       ---------
                                                     $7,407,000      $7,042,000       6,402,000
                                                      =========       =========       =========
     Effective tax rate                                  38%             38%              39%
                                                      =========       =========       =========

The tax effects of temporary differences that gave rise to deferred tax assets and (liabilities) at January 26, 1997 and January 28, 1996 were as follows:

                                                          1997                            1996
                                                       ----------                      ----------
     Depreciation                                    $(10,834,011)                   $ (9,198,011)
     Rental garments in service                       (12,878,000)                    (12,127,000)
     Other assets, noncurrent                          (3,065,000)                     (3,407,000)
     Accrued expenses and other                         1,391,000                       1,900,000
                                                       ----------                      ----------
       Net deferred tax liability                    $(25,386,011)                   $(22,832,011)
                                                       ==========                      ==========


Total deferred tax assets and liabilities at January 26, 1997 and January 28,1996 were $2,139,000 and ($27,525,000) and $2,648,000 and ($25,480,000),
respectively. No valuation allowances for deferred tax assets have been provided.

(6)  EMPLOYEE BENEFIT PLANS

The Company has contributory thrift plans covering substantially all of its salaried and clerical employees and certain employees subject to collective bargaining agreements. Under the provisions of these plans, employees are permitted to contribute a maximum of 6% of their earnings and the Company makes matching contributions of 25% to 50%. Employees may make additional unmatched contributions to the plans of up to 9% of their earnings. The Company's contributions were $1.1 million, $874,000 and $814,000 for the fiscal years ended January 26, 1997, January 28, 1996 and January 29, 1995, respectively.

The Company has an employee stock option plan which provides for the discretionary granting of options for up to 450,000 shares of the Company's common stock to key employees selected by the Compensation Committee of the Board of Directors. The exercise price of the options may not be less than the fair market value at the date of grant. The options granted to date were nonqualified stock options which vest ratably over four years and expire ten years after the date of grant.

Prior to fiscal 1997 the Company accounted for stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Account for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. During fiscal 1997 the Company adopted Financial Accounting Standard Number 123 (FAS 123), Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, FAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in FAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures of FAS 123.

Since the Company applies APB Opinion No. 25 in accounting for its plan, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company recorded compensation cost based on the fair value at the grant date for its stock options under FAS 123, the Company's net income for fiscal 1997 and fiscal 1996 would have been reduced by $128,000 ($.01 per share) and $19,000 respectively. The fair value of stock options granted during fiscal 1997 and fiscal 1996 was $789,000 and $155,000, respectively, on the date of grant using the Black Scholes options pricing model with the following weighted average assumptions: fiscal 1997 - expected dividend yield 3%, risk-free interest rate of 6.8%, expected volatility factor of 38% and an expected life of six years; fiscal 1996 - expected dividend yield 3%, risk-free interest rate of 5.4%, expected volatility factor of 38% and an expected life of six years.

At January 26, 1997, 42,038 options were available for grant under the plan and 205,500 shares under option were exercisable with a weighted average exercise price of $14.48. At January 26, 1997 there were 362,775 options outstanding with a weighted average remaining contractual life of 6.8 years and exercise prices which ranged from $11.17 to $28.00.

Stock option activity for the three fiscal years ended January 26, 1997 was as follows:


                                                 Number       Weighted Average
                                               of Shares      Exercised Price
                                               ---------      ----------------
     Outstanding at January 30, 1994            243,750           $10.43
        Granted                                 143,250            17.00
        Exercised                                (5,250)           14.50
                                                -------
     Outstanding at January 29, 1995            381,750            12.84
        Granted                                  21,000            18.33
        Terminated                               (9,563)           16.31
        Exercised                                (6,437)           13.72
                                                -------
     Outstanding at January 28, 1996            386,750            13.03
        Granted                                  75,900            24.84
        Terminated                               (4,125)           19.82
        Exercised                               (95,750)            9.29
                                                -------
     Outstanding at January 26, 1997            362,775            16.33
                                                =======

(7)  COMMITMENTS AND CONTINGENCIES

(a)  Operating Leases

The Company rents its general office building and certain facilities and equipment under various operating leases. Rent charged to operations (including month-to-month rentals on certain equipment) was $5.7 million in fiscal 1997, $4.9 million in fiscal 1996 and $4.5 million in fiscal 1995.

A summary of noncancelable long-term lease commitments follows:

          Years Ending
             January
          ------------

              1998                $1,783,000
              1999                   996,000
              2000                   836,000
              2001                   589,000
              2002                   336,000
           Thereafter                433,000
                                  ----------
                                  $4,973,000
                                  ==========

Certain real estate taxes on leased property are obligations of the Company. It is anticipated that leases that expire will be renewed or replaced, and future lease commitments are not expected to aggregate less than the amount shown for fiscal 1998.

(b) Environmental Matters and Litigation

The Company is subject to various federal, state and local laws involving environmental matters, including laws requiring the investigation and remediation of environmental contamination. The Company's policy is to accrue and charge to operations environmental investigation and remediation expenses when it is probable that a liability has been incurred and an amount is reasonably estimable. The Company is also subject to legal proceeding and claims arising from the conduct of its business, including personal injury, customer contract and employment claims.

Volatile organic compound contamination has been detected in the soil and groundwater at the Company's Whittier, California rental plant. The plant is located in the Suburban Operable Unit of the San Gabriel Valley Federal Superfund site. The Company has cleaned up the soil at the plant and, based on groundwater testing done to date, does not believe groundwater cleanup will be required at the Company's plant. The Company received correspondence from the United States Department of Justice, Environment and Natural Resources Division (Justice Department) and from the state of California stating that the Company and three other unrelated entities are potentially responsible parties and are jointly and severally liable under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) for all costs incurred by the government with respect to the Suburban Operable Unit. The government is claiming that the total amount of costs incurred to date plus the present value of future monitoring costs at the site is approximately $4.2 million. The Company has entered into tolling agreements with the Justice Department and the state of California that stop the running of any statute of limitations to give the parties time to discuss issues related to the claims. At this time, it is not possible to estimate the Company's exposure with respect to the federal and state claims for reimbursement.

The Company's Tempe, Arizona rental plant is located in the South Indian Bend Wash Federal Superfund site. The Company, along with unrelated parties, has been designated by the United States Environmental Protection Agency (EPA) as a potentially responsible party under CERCLA with respect to the Tempe site. The Company entered into a Consent Order with EPA requiring a soil and groundwater investigation at the Tempe plant. Test results at the Tempe plant indicate that volatile organic compound contamination is present in the soil, necessitating soil remediation. Additional periodic groundwater testing is expected. The Company's estimate of the expense related to the investigation and remediation of the contamination at the Company's Tempe plant has been accrued and charged to operating expense.

Test results at the Company's Minneapolis, Minnesota rental plant indicate that volatile organic compound contamination is present in the soil and groundwater. The Company has begun soil and groundwater remediation at the Minneapolis plant. The Company's estimate of the expense related to the investigation and remediation of the contamination at the Company's Minneapolis plant has been accrued and charged to operating expense.

Based on information currently available, management does not believe the liability, if any, arising from settlement of these matters will have a material adverse effect on the consolidated financial position of the Company.

(8) BUSINESS SEGMENT INFORMATION


The Company rents uniforms and other items to customers through arrangements by which the Company provides pickup, cleaning, maintenance and delivery of its rental products. The Company is also engaged in the manufacture and sale of uniforms used by industrial personnel and other individuals who are in contact with the public. Operating contribution has been determined by deducting from segment revenues all costs and expenses directly related to the operations of the segments, excluding depreciation and amortization, general and administrative expense, other expense and interest expense. Identifiable assets are those used directly in the segments' operations. Other corporate assets consist primarily of cash and cash equivalents, prepaid expenses, property and equipment and other noncurrent assets. Information with respect to these operations for the years ended January 26, 1997, January 28, 1996 and January 29, 1995 was as follows:

                                                                     1997               1996               1995
                                                                 ------------       ------------       ------------
  Net sales to unaffiliated customers:
    Rental operations                                            $203,780,197       $158,074,437       $133,488,069
    Direct sales                                                   57,937,166         56,242,363         55,655,727
                                                                 ------------       ------------       ------------
                                                                 $261,717,363       $214,316,800       $189,143,796
                                                                 ============       ============       ============


  Intersegment transfers to Rental operations (at cost)          $ 18,108,909       $ 17,215,800       $ 16,193,862
                                                                 ============       ============       ============

  Operating contribution:
    Rental operations                                            $ 38,540,011       $ 30,499,980       $ 26,396,917
    Direct sales                                                   10,351,299         10,217,489         10,664,759
                                                                 ------------       ------------       ------------
       Total operating contribution                                48,891,310         40,717,469         37,061,676
    Depreciation and amortization                                  15,397,777         11,102,487          9,659,338
    General and administrative expense                              8,213,074          7,780,457          8,229,984
    Interest expense, net                                           5,841,546          3,303,105          2,627,655
    Other expense (income), net                                       (96,335)               289            129,569
                                                                 ------------       ------------       ------------
       Earnings before income taxes                              $ 19,535,248       $ 18,531,131       $ 16,415,130
                                                                 ============       ============       ============

  Identifiable assets:
    Rental operations                                            $206,761,663       $183,692,407       $103,578,360
    Direct sales                                                   37,141,321         34,413,176         31,676,700
    Corporate                                                      10,662,002          5,463,509          8,192,951
                                                                 ------------       ------------       ------------
                                                                 $254,564,986       $223,569,092       $143,448,011
                                                                 ============       ============       ============
  Capital expenditures:
    Rental operations                                            $  9,293,269       $ 14,531,859       $  7,223,374
    Direct sales                                                      742,752          4,968,403            749,418
    Corporate                                                       5,821,068          2,611,086          1,273,293
                                                                 ------------       ------------       ------------
                                                                 $ 15,857,089       $ 22,111,348       $  9,246,085
                                                                 ============       ============       ============
  Depreciation and amortization expense:
    Rental operations                                            $ 13,155,518       $  9,187,124       $  7,857,700
    Direct sales                                                    1,652,160          1,320,244          1,281,881
    Corporate                                                         590,099            595,119            519,757
                                                                 ------------       ------------       ------------
                                                                 $ 15,397,777       $ 11,102,487       $  9,659,338
                                                                 ============       ============       ============

(9) UNAUDITED QUARTERLY FINANCIAL DATA

Unaudited quarterly financial data was as follows:


                                                                   Fiscal Quarters Ended
                                           ---------------------------------------------------------

1997                                           April          July         October        January          Total
----                                       ------------   ------------   ------------   ------------   -------------
Rental operations                          $ 48,430,562   $ 51,234,701   $ 51,479,639   $ 52,635,295   $ 203,780,197
Direct sales                                 15,504,301     14,005,119     14,600,207     13,827,539      57,937,166
                                           ------------   ------------   ------------   ------------   -------------
Total revenues                             $ 63,934,863   $ 65,239,820   $ 66,079,846   $ 66,462,834   $ 261,717,363
                                           ============   ============   ============   ============   =============
Operating income                           $  5,773,596   $  6,197,651   $  7,328,700   $  5,980,512   $  25,280,459
                                           ============   ============   ============   ============   =============
Net earnings                               $  2,761,077   $  2,929,368   $  3,626,279   $  2,811,524   $  12,128,248
                                           ============   ============   ============   ============   =============
Net earnings per common share                  $.29           $.30           $.37           $.29            $1.26
                                           ============   ============   ============   ============   =============
Weighted average common and
 Common equivalent shares outstanding         9,435,093      9,645,196      9,734,740      9,730,277       9,636,314
                                           ============   ============   ============   ============   =============


1996                                           April          July         October        January          Total
----                                       ------------   ------------   ------------   ------------   -------------
Rental operations                          $ 35,970,814   $ 37,822,136   $ 38,769,022   $ 45,512,465   $ 158,074,437
Direct sales                                 14,622,146     12,999,109     13,682,987     14,938,121      56,242,363
                                           ------------   ------------   ------------   ------------   -------------
Total revenues                             $ 50,592,960   $ 50,821,245   $ 52,452,009   $ 60,450,586   $ 214,316,800
                                           ============   ============   ============   ============   =============
Operating income                           $  4,956,762   $  4,904,850   $  5,908,081   $  6,064,832   $  21,834,525
                                           ============   ============   ============   ============   =============
Net earnings                               $  2,636,639   $  2,567,119   $  3,317,635   $  2,967,738   $  11,489,131
                                           ============   ============   ============   ============   =============
Net earnings per common share                  $.28           $.27           $.35            $.32           $1.23
                                           ============   ============   ============   ============   =============
Weighted average common and
 common equivalent shares outstanding         9,336,026      9,365,733      9,381,681      9,389,378       9,368,394
                                           ============   ============   ============   ============   =============

Unitog Company and Subsidiaries

                            SELECTED FINANCIAL DATA
                 (Dollars in thousands except per share data)

                                   1997      1996        1995      1994       1993
                                ---------  ---------  ---------  ---------  ---------
Revenues:
  Rental operations             $ 203,780  $ 158,075  $ 133,488  $ 125,006  $ 115,496
  Direct sales                     57,937     56,242     55,656     52,909     54,653
                                ---------  ---------  ---------  ---------  ---------
  Total                         $ 261,717  $ 214,317  $ 189,144  $ 177,915  $ 170,149
                                =========  =========  =========  =========  =========

Operating profit contribution:
  Rental operations             $  38,540  $  30,500  $  26,397  $  22,897  $  20,844
  Direct sales                     10,351     10,217     10,664      9,912      9,059
                                ---------  ---------  ---------  ---------  ---------
  Total operating contribution     48,891     40,717     37,061     32,809     29,903
  Depreciation and amortization   (15,398)   (11,102)    (9,659)    (9,530)    (8,836)
  General and administrative       (8,213)    (7,780)    (8,230)    (7,012)    (6,742)
                                ---------  ---------  ---------   --------  ---------
  Operating Income              $  25,280  $  21,835  $  19,172   $ 16,267  $  14,325
                                =========  =========  =========   ========  =========
  Operating income percentage         9.7%      10.2%      10.1%       9.1%       8.4%
Net earnings                    $  12,128  $  11,489  $  10,013   $  7,796  $   5,900
Net earnings per common
 share(a)                       $    1.26  $    1.23  $    1.07   $    .87  $     .78
Dividends per common share(a)   $     .12  $     .10  $     .08   $    .07  $     ---

Financial position at year end:
  Current assets                $  87,352  $  78,383  $  64,897   $ 56,933  $  54,368
  Net property, plant and
   equipment                       94,797     82,292     59,517     57,349     54,775
  Total assets                    254,565    223,569    143,448    132,790    126,688
  Working capital                  49,235     37,914     40,331     34,420     27,431
  Current ratio                     2.3:1      1.9:1      2.6:1      2.5:1      2.0:1

Financial structure:
  Long-term debt, less
   current installments         $ 103,524  $  83,731  $  34,838   $ 35,665  $  54,600
  Stockholders' equity             99,105     86,125     75,433     66,161     37,254
  Book value per share(a)           10.28       9.28       8.14       7.14       4.94
  Capitalization ratio               51.1%      49.3%      31.6%      35.0%      59.4%

Cash flows:
  Operating activities          $  20,130   $ 24,702   $ 19,965   $ 21,100  $  15,804
  Investing activities            (40,466)   (65,408)   (13,690)   (14,950)   (39,052)
  Financing activities             20,339     33,016     (1,974)    (2,815)    23,162
                                ---------   --------   --------   --------  ---------
  Net Increase (decrease)
   in cash and cash
    equivalents                 $       3   $ (7,690)  $  4,301   $  3,335  $     (86)
                                =========   ========   ========   ========  =========
General statistics:
  Common shares outstanding
   at year end(a)                   9,644      9,279      9,272      9,272      7,544
  Capital expenditures          $  15,857   $ 22,111   $  9,246   $  9,775  $   6,894

(a) Restated for 3-for-2 stock split in the form of a stock dividend on September 23, 1994.

COMMON STOCK INFORMATION

The Common Stock is listed on the NASDAQ National Market under the symbol UTOG. At January 26, 1997 there were 433 stockholders of record and the Company estimates that there were approximately 1,500 stockholders as of that date.


PRICE RANGE

Fiscal 1997                                    Fiscal 1996

Quarter Ended  High       Low                  Quarter Ended  High      Low
-------------  ----       ---                  -------------  ----      ---
April 1996     $30 1/4    $22 1/2              April 1995     $19 1/4   $16 1/2
July 1996      $28 35/64  $24 1/8              July 1995      $24 1/8   $18 3/4
October 1996   $32 1/4    $26 1/4              October 1995   $24 1/4   $23
January 1997   $27 3/4    $24                  January 1996   $25       $23 1/2