Form 10-K, Exhibit 13
period 1998-01-25
UNITOG CO
filed 1998-04-20
CIK 101909

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS



FISCAL 1998 COMPARED TO FISCAL 1997

Revenues for fiscal 1998 were $277.2 million, an increase of $15.5 million or 6% over fiscal 1997 revenues of $261.7 million.

Rental revenues were $219.8 million for fiscal 1998, an increase of $16.0 million or 8% over last year. The increase was about evenly split between acquired revenues and internal growth from existing locations. Industrial uniform rental revenues experienced 5% internal growth, while linen rental revenues were flat. We acquired rental operations in Detroit and Tampa during fiscal 1998. Combined, these two acquisitions should add $2.5 million in annual rental revenue.

Direct Sales were $57.4 million for fiscal 1998, a $500,000 or 1% decrease from last year. Direct Sales of industrial uniforms were about the same as last year while sales of postal uniforms declined. The decrease in postal sales occurred mostly in the fourth quarter of fiscal 1998 as the U.S. Postal Service experimented with revised methods for its employees to order and pay for uniforms on a national scale.

Operating income was $26.3 million for fiscal 1998, an increase of $1.0 million or 4% over last year. Included in operating income was a $2 million recovery from a breach of contract lawsuit with a former customer. Also included in operating income was a $1 million charge for additional costs resulting from environmental and other matters. Exclusive of the legal recovery and the additional environmental costs, operating income was the same as the previous year. The legal recovery and the additional environmental costs were included in the operations of each affected business segment.

Rental operating contribution was $42.8 million for fiscal 1998, an increase of $4.2 million or 11% over last year. Rental operating contribution was 19.5% of rental revenues compared to 18.9% in fiscal 1997. Exclusive of the legal recovery and the additional environmental costs, the Rental operating contribution increased 10% to 19.3% of rental revenues. Our Michigan operations increased their operating profitability as expected. The remaining network of rental locations also improved their operating profitability although at a slightly lower rate than last year.

Direct Sales operating contribution was $10.0 million for fiscal 1998, $400,000 or 4% less than last year. Direct Sales operating contribution was 17.4% of sales compared to 17.9% last year. Exclusive of the legal recovery, the Direct Sales operating contribution decreased 10% to 16.3% of sales. Lower sales and higher discounts and costs associated with new national account identity programs produced the lower operating contribution percentage in fiscal 1998.

Depreciation and amortization charges for fiscal 1998 were $17.4 million, an increase of $2.0 million or 13% over last year. The increase was created by higher levels of capital expenditures during fiscal 1998 and amortization of intangible assets related to fiscal 1997 and 1998 acquisitions of rental operations. General and administrative costs for fiscal 1998 of $9.0 million increased $800,000 or 10% over last year and remained slightly above 3% of revenue for both years.

Interest expense for fiscal 1998 of $6.2 million was $400,000 or 7% more than last year. Borrowings to fund current and prior year rental acquisitions and current year common stock repurchases increased the average level of outstanding borrowings during the year consequently producing higher interest costs. Interest expense was 2.2% of revenue for both fiscal 1998 and 1997.

Net earnings were $12.5 million for fiscal 1998, an increase of $400,000 or 3% above last year. Exclusive of the net $1 million legal recovery less the additional environmental costs, net earnings decreased $200,000 or 2% from last year. Higher Rental operating contribution offset the lower operating contribution of the Direct Sales group and increased depreciation, amortization, general, administrative and interest costs. Diluted net earnings per share were $1.29 in fiscal 1998 compared to $1.26 per share in fiscal 1997. Exclusive of the net $1 million legal recovery less the additional environmental costs, diluted net earnings per share decreased $.03 per share from last year to $1.23 per share.

FISCAL 1997 COMPARED TO FISCAL 1996

Revenues for fiscal 1997 were $261.7 million, an increase of $47.4 million or
22% over fiscal 1996 revenues of   $214.3 million.  Rental revenues increased
29% over fiscal 1996 to $203.8 million. We acquired certain assets of Central Quality Services Corporation in Michigan and rental operations in Philadelphia, Las Vegas and Toronto during fiscal 1997. Internal growth from our existing locations was 6% for fiscal 1997, the same as fiscal 1996. A decline in linen rentals offset gains in our industrial uniform rental business. Direct Sales of $57.9 million in fiscal 1997 increased by 3% over fiscal 1996. Sales of industrial uniforms to new and existing customers created the increase. Sales of postal uniforms were about the same as the previous year.

Operating income increased $3.4 million or 16% over the previous year to $25.3 million in fiscal 1997. Rental operating contribution was $38.5 million for fiscal 1997, an increase of $8.0 million, or 26% over fiscal 1996. Rental operating contribution was 18.9% of rental revenue compared to 19.3% in fiscal
1996.  Costs related to     assimilating fiscal 1997 acquisitions and lower
margins of fiscal 1997 and fiscal 1996 acquisitions reduced the rental operating contribution percentage during the year. Direct Sales operating contribution for fiscal 1997 was $10.4 million, about the same as fiscal 1996. Direct Sales operating contribution was 17.9% of sales compared to 18.2% the previous year. Sales promotion activities and costs incurred to introduce a new data processing system at our distribution centers reduced the operating contribution percentage in fiscal 1997.

Depreciation and amortization for fiscal 1997 increased by $4.3 million over fiscal 1996 due to acquisition activity and capital expenditures. General and administrative costs for fiscal 1997 of $8.2 million were about the same as fiscal 1996 although lower as a percentage of revenue.

Interest expense for fiscal 1997 of $5.8 million was $2.5 million or 77% above fiscal 1996. Borrowings to fund fiscal 1997 and fiscal 1996 acquisitions increased interest costs.

Net earnings for fiscal 1997 were $12.1 million, an increase of $600,000 or 6% over fiscal 1996. Higher Rental operating contribution offset increased depreciation, amortization and interest expenses to create the gain. Diluted net earnings per share were $1.26 in fiscal 1997 compared to $1.23 in fiscal 1996, a 2% increase. The average shares outstanding were 3% higher in fiscal 1997 due to shares issued to acquire a rental operation and employee stock option activity.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at January 25, 1998 were $1.5 million, an increase of $1.5 million over last year. Cash provided from operating activities totaled $36.6 million for fiscal 1998, an increase of $17.1 million or 87% above last year. Better earnings before interest, taxes, depreciation and amortization and higher current liabilities produced the increase over last year. At January 25, 1998 the Company's capitalization ratio was 51%, the same as last year. At January 25, 1998 long-term debt was at a blended interest rate of 6.3%. There were $45 million in borrowings outstanding under the Company's $67 million long-term domestic and foreign bank credit facilities at January 25, 1998.

During fiscal 1998 the Company completed acquisitions in Detroit and Tampa spending $3.0 million. These acquisitions should add $2.5 million in annual rental revenues. Since year-end, we completed the purchase of certain linen and industrial uniform routes and production and distribution facilities in Bethlehem and Harrisburg, Pennsylvania and purchased rental routes in Minneapolis and Omaha. These acquisitions should add approximately $10.6 million in annual rental revenue.

Working capital was $46.1 million at January 25, 1998 compared to $49.2 million at January 26, 1997. The decrease in working capital was created by increased current liabilities principally related to capital expenditure projects. The Company raised its semi-annual dividend in fiscal 1998 by 25% to $.075 per share. Capital expenditures were $33.6 million in fiscal 1998 compared to $15.9 million last year as the Company constructed facility addition projects in Detroit and Southwest Michigan in addition to normal modernization and replacement activity. In fiscal 1998 the Company constructed a corporate headquarters building in Kansas City which it occupied in December, 1997. The Board of Directors has authorized a future sale-leaseback of the corporate headquarters building should the appropriate circumstances exist. Planned capital expenditures for fiscal 1999 are $17 million to $19 million. During fiscal 1998, the Company repurchased 289,425 shares of its common stock totaling $6.3 million. The Company may repurchase up to 750,000 shares of its common stock in public market and private transactions at prevailing prices under its share repurchase program.

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

The Company has been named as a potentially responsible party, and thus faces joint and several liability, under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") as a result of alleged environmental contamination in Tempe, Arizona. Unitog's rental facility in Tempe is located within the South Indian Bend Wash Federal Superfund ("SIBW") site. The SIBW site is several square miles in size designated for action because of the presence of volatile organic compounds in soil and groundwater there. Soil testing at the Company's facility detected volatile organic compounds in the soil and the Company is now in the process of remediating the soil at its facility. The Company's estimate of the expense related to soil remediation at its Tempe facility has been accrued and charged to operating expense. Groundwater testing at the Company's property has detected what the Company believes are very low levels of volatile organic compound contamination on site. The United States Environmental Protection Agency ("EPA") has proposed to treat the groundwater at the SIBW site over a 30 year period at an estimated present value project cost of $28 million. EPA has received comments from potentially responsible parties, including Unitog and others, disputing the need for any action at the SIBW because of the low levels of contamination. EPA has indicated that it is reassessing its proposed preliminary remedy. It is not possible to determine whether the EPA plan or any alternative plan will be implemented. It is also not possible to determine the Company's liability for its share of the costs at the SIBW site if groundwater treatment is implemented. The Company does not believe that its liability, if any, with respect to the SIBW site will be material to the consolidated financial position of the Company. The charge, if any, to net earnings during any future quarterly period for costs should a groundwater treatment plan be required could have a material adverse effect on net earnings of that quarterly period.

The Company is remediating volatile organic compound contamination in soil and groundwater at the Company's Minneapolis, Minnesota rental facility. The Company's estimate of the expense related to the remediation of the contamination has been accrued and charged to operating expense.

The Company is also subject to federal, state and local laws governing the use and disposal of various wastes, including wastewater from its washing processes. The Company has a continuing program to upgrade wastewater treatment processes, where necessary, to avoid improper disposal. Although the Company is subject to administrative and judicial proceedings from time to time involving wastewater discharge matters, the Company does not believe that costs incurred in connection with wastewater compliance will have a material adverse effect on its consolidated financial position or results of its operations.

Inflation has not significantly affected the Company in recent years. Labor and raw materials are the Company's primary operating costs. Inventories are valued on the LIFO (last-in first-out) method, which management believes more accurately matches current costs with current revenues.

The Year 2000 issue involves computer programs and embedded logic devices that utilize two digits rather than four to define the applicable year and the possible failure of those programs and devices to properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize date-sensitive information could generate erroneous data or a system failure. Unitog is conducting a review of its computer systems to identify those that could be affected by the Year 2000 issue. The Company has proactively changed its data processing equipment, its communication equipment and its core business software applications to respond to increased customer service opportunities with its present customers and vendors and to develop new opportunities with future prospective customers and vendors. The Company believes its key information technology systems should be Year 2000 compliant in the normal course of maintaining or updating recently implemented systems. The Company expects such upgrades will be made on a timely basis and does not believe the cost of such upgrades will have a material adverse effect on the Company's operating results. There can be no assurance that the vendor provided upgrades and the systems of other companies with which the Company does business, such as customers and suppliers, will be timely converted or that any such failure to upgrade or convert would not have an adverse effect on Unitog's systems and operations.

During fiscal 1998 the Financial Accounting Standards Board issued Financial Accounting Standard (FAS) No. 130, REPORTING COMPREHENSIVE INCOME, and FAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. The Company will adopt the financial reporting as required by these standards during fiscal 1999.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for certain forward-looking statements. This Annual Report contains forward-looking statements that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. The words "should," "believe," "expect," "anticipate," "intend," "estimate," and other expressions that indicate future events and trends identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to, performance of acquisitions; economic and business changes; fluctuations in the cost of materials; labor strikes and unemployment levels; demand and price for the Company's products and services; successfully addressing Year 2000 issues; and the outcome of pending and future litigation and environmental matters.


                             INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Unitog Company:

We have audited the accompanying consolidated balance sheets of Unitog Company and subsidiaries as of January 25, 1998 and January 26, 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended January 25, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unitog Company and subsidiaries at January 25, 1998 and January 26, 1997 and the results of their operations and their cash flows for each of the years in the three-year period ended January 25, 1998 in conformity with generally accepted accounting principles.

                                          /s/KPMG PEAT MARWICK LLP
                                          ---------------------------------
                                          KPMG PEAT MARWICK LLP
Kansas City, Missouri
March 6, 1998

UNITOG COMPANY AND SUBSIDIARIES

                             CONSOLIDATED BALANCE SHEETS
                        January 25, 1998 and January 26, 1997


                                                                              1998          1997
                                                                          ------------   ------------
                           ASSETS
Current assets:
  Cash and cash equivalents                                              $  1,492,720   $     31,307
  Accounts receivable, less allowance for doubtful
     receivables of $1,009,000 in 1998 and $1,240,000 in 1997              29,631,566     28,090,702
  Inventories (note 3)                                                     18,508,958     17,525,175
  Rental garments in service, net                                          41,862,753     40,329,880
  Prepaid expenses                                                          1,102,585      1,375,210
                                                                         ------------   ------------
     Total current assets                                                  92,598,582     87,352,274
                                                                         ------------   ------------

Property, plant and equipment, at cost:
  Land                                                                      9,803,264      7,665,437
  Buildings and improvements                                               70,025,931     52,929,065
  Machinery and equipment                                                 109,401,863    100,757,284
                                                                         ------------   ------------
                                                                          189,231,058    161,351,786
  Less accumulated depreciation                                            71,920,005     66,554,486
                                                                         ------------   ------------
          Net property, plant and equipment                               117,311,053     94,797,300
                                                                         ------------   ------------

Other assets, net (notes 1 and 4)                                          29,592,025     35,120,442
Excess cost over net assets of businesses acquired, net                    36,806,869     37,294,970
                                                                         ------------   ------------
                                                                         $276,308,529   $254,564,986
                                                                         ------------   ------------
                                                                         ------------   ------------

                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current installments of long-term debt (note 4)                        $  3,502,885   $  2,046,821
  Accounts payable                                                         18,591,196     13,820,339
  Accrued expenses                                                          7,716,339      7,118,553
  Accrued payroll expenses                                                  4,428,341      4,251,004
  Accrued and deferred income taxes payable (note 5)                       12,262,867     10,880,382
                                                                         ------------   ------------
          Total current liabilities                                        46,501,628     38,117,099
                                                                         ------------   ------------

Long-term debt, less current installments (note 4)                        110,268,916    103,524,014
Deferred income taxes and other liabilities (note 5)                       15,340,392     13,819,237

Stockholders' equity (notes 4 and 6):
  Common stock of $.01 par value. Authorized 30,000,000 shares;
     issued 9,657,909 shares in 1998 and 9,643,857 shares in 1997              96,579         96,439
  Treasury stock, 289,425 common shares in 1998, at cost (note 1)          (6,295,337)           ---
  Additional paid-in capital                                               41,470,281     41,202,740
  Retained earnings                                                        68,926,070     57,805,457
                                                                         ------------   ------------
          Total stockholders' equity                                      104,197,593     99,104,636
                                                                         ------------   ------------
Commitments and contingencies (notes 4, 6 and 7)                         $276,308,529   $254,564,986
                                                                         ------------   ------------
                                                                         ------------   ------------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

UNITOG COMPANY AND SUBSIDIARIES

                         CONSOLIDATED STATEMENTS OF EARNINGS
         Years ended January 25, 1998, January 26, 1997, and January 28, 1996

                                                              1998               1997                1996
                                                          ------------        ------------        ------------

Revenues:
  Rental operations                                       $219,779,595        $203,780,197        $158,074,437
  Direct sales                                              57,432,756          57,937,166          56,242,363
                                                          ------------        ------------        ------------
          Total revenues                                   277,212,351         261,717,363         214,316,800
                                                          ------------        ------------        ------------

Operating costs and expenses:
  Cost of rental operations                                177,006,884         165,240,186         127,574,457
  Cost of direct sales                                      47,467,494          47,585,867          46,024,874
  Depreciation and amortization                             17,428,059          15,397,777          11,102,487
  General and administrative                                 9,027,164           8,213,074           7,780,457
                                                          ------------        ------------        ------------
          Total costs and expenses                         250,929,601         236,436,904         192,482,275
                                                          ------------        ------------        ------------
          Operating income                                  26,282,750          25,280,459          21,834,525

Interest expense, net                                        6,221,750           5,841,546           3,303,105
Other expenses (income), net                                  (132,215)            (96,335)                289
                                                          ------------        ------------        ------------
          Earnings before income taxes                      20,193,215          19,535,248          18,531,131
Income taxes (note 5)                                        7,674,000           7,407,000           7,042,000
                                                          ------------        ------------        ------------
          Net earnings                                     $12,519,215         $12,128,248         $11,489,131
                                                          ------------        ------------        ------------
                                                          ------------        ------------        ------------

Net earnings per common share, basic                         $1.30               $1.27               $1.24
                                                             -----               -----               -----
                                                             -----               -----               -----
Net earnings per common share, assuming dilution             $1.29               $1.26               $1.23
                                                             -----               -----               -----
                                                             -----               -----               -----
Dividends per common share                                   $0.15               $0.12               $0.10
                                                             -----               -----               -----
                                                             -----               -----               -----


                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
         Years ended January 25, 1998, January 26, 1997, and January 28, 1996




                                                                           ADDITIONAL                        TOTAL
                                                COMMON       TREASURY        PAID-IN       RETAINED     STOCKHOLDERS'
                                                  STOCK        STOCK          CAPITAL       EARNINGS       EQUITY
                                                 -------     -----------    -----------   -----------    ------------
BALANCE AT JANUARY 29, 1995                     $92,721        $  ----    $39,070,262    $36,269,688    $75,432,671

  Employee stock options (note 6)                    72            ---        130,413            ---        130,485
  Net earnings                                      ---            ---            ---     11,489,131     11,489,131
  Dividends paid                                   ----           ----           ----       (927,580)      (927,580)
                                                -------    -----------    -----------    -----------   ------------
BALANCE AT JANUARY 28, 1996                      92,793            ---     39,200,675     46,831,239     86,124,707

  Acquisition of American Dust
  Control Co., Inc. (note 2)                      2,666            ---        502,998            ---        505,664
  Employee stock options (note 6)                   980            ---      1,499,067           ----      1,500,047
  Net earnings                                      ---            ---            ---     12,128,248     12,128,248
  Dividends paid                                    ---            ---            ---     (1,156,693)    (1,156,693)
  Foreign currency translation adjustment           ---            ---            ---          2,663          2,663
                                                -------    -----------    -----------    -----------   ------------
BALANCE AT JANUARY 26, 1997                      96,439            ---     41,202,740     57,805,457     99,104,636
  Employee stock options (note 6)                   140            ---        267,541           ----        267,681
  Net earnings                                      ---            ---            ---     12,519,215     12,519,215
  Dividends paid                                    ---            ---            ---     (1,447,682)    (1,447,682)
  Treasury stock purchase, at cost                  ---     (6,295,337)           ---            ---     (6,295,337)
  Foreign currency translation adjustment           ---            ---            ---         49,080         49,080
                                                -------    -----------    -----------    -----------   ------------
BALANCE AT JANUARY 25,1998                      $96,579    $(6,295,337)   $41,470,281    $68,926,070   $104,197,593
                                                -------    -----------    -----------    -----------   ------------
                                                -------    -----------    -----------    -----------   ------------



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

UNITOG COMPANY AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
         Years ended January 25, 1998, January 26, 1997, and January 28, 1996


                                                               1998           1997           1996
                                                           -----------    -----------    -----------

Cash flows from operating activities:
  Net earnings                                             $12,519,215    $12,128,248    $11,489,131
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
     Depreciation and amortization                          17,428,059     15,397,777     11,102,487
     Provision for deferred income taxes                       969,000      2,554,000      1,813,000
     Loss (gain) on disposal of equipment                       54,457       (129,821)       (24,898)
     Changes in assets and liabilities:
       Accounts receivable                                  (1,540,864)    (1,337,134)    (2,539,770)
       Inventories                                            (873,226)    (2,191,194)      (229,861)
       Rental garments in service                             (966,027)       119,969     (3,953,090)
       Prepaid expenses                                        272,625       (137,744)        27,198
       Other noncurrent assets                               1,377,795        673,945         42,002
       Accounts payable                                      4,770,857     (1,574,160)     6,635,987
       Accrued expenses                                        680,123     (3,475,979)      (555,112)
       Income taxes payable                                  1,367,485     (1,705,478)       542,546
       Other noncurrent liabilities                            567,157       (780,652)       214,661
                                                            ----------     ----------     ----------
          Net cash provided by operating activities         36,626,656     19,541,777     24,564,281
                                                            ----------     ----------     ----------

Cash flows from investing activities:
  Acquisition of rental operations                          (3,102,392)   (24,609,296)   (43,296,202)
  Purchase of property, plant and equipment                (33,617,221)   (15,857,089)   (22,111,348)
  Proceeds from disposal of equipment                          828,742        588,108        137,399
                                                            ----------     ----------     ----------
          Net cash used by investing activities            (35,890,871)   (39,878,277)   (65,270,151)
                                                            ----------     ----------     ----------

Cash flows from financing activities:
  Net proceeds from issuance of common stock                   267,681      1,500,047        130,485
  Dividends paid                                            (1,447,682)    (1,156,693)      (927,580)
  Purchase of treasury stock                                (6,295,337)           ---            ---
  Increases in long-term debt                                8,200,966     28,982,363     52,365,473
  Repayments of long-term debt                                     ---     (8,986,231)   (18,552,186)
                                                            ----------     ----------     ----------
          Net cash provided by financing activities            725,628     20,339,486     33,016,192
                                                            ----------     ----------     ----------

Net increase (decrease) in cash and cash equivalents         1,461,413          2,986     (7,689,678)
Cash and cash equivalents at beginning of year                  31,307         28,321      7,717,999
                                                            ----------     ----------     ----------

Cash and cash equivalents at end of year                    $1,492,720     $   31,307     $   28,321
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
     Interest                                               $6,876,000     $6,278,000     $2,989,000
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------
     Income taxes                                           $5,297,000     $5,728,000     $4,662,000
                                                            ----------     ----------     ----------
                                                            ----------     ----------     ----------


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

UNITOG COMPANY AND SUBSIDIARIES

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         Years ended January 25, 1998, January 26, 1997, and January 28, 1996


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

FISCAL YEAR

The Company uses a fifty-two/fifty-three week period ending on the last Sunday in January. Fifty-two week periods were included in the years ended January 25, 1998, January 26, 1997 and January 28, 1996.

RECLASSIFICATIONS

Certain reclassifications have been made to prior years' financial statements to conform to the current year's presentation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, money market deposits, and highly liquid investments. For purposes of reporting cash flows, the Company considers investments with original maturities of three months or less to be cash equivalents.

INVENTORIES

Inventories are valued at the lower of cost or market with costs applied on the last-in, first-out (LIFO) method.

RENTAL GARMENTS IN SERVICE

Rental garments in service are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the estimated useful lives of the garments, generally twelve to eighteen months. Accumulated amortization of rental garments in service was $36,161,000 and $34,652,000 at January 25, 1998 and January 26, 1997, respectively.

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

The Company capitalizes interest cost as a component of the cost of construction in progress. Interest cost capitalized was $618,000, $471,000 and $132,000 for the fiscal years ended January 25, 1998, January 26, 1997 and January 28, 1996, respectively.

OTHER NONCURRENT ASSETS

Debt origination and placement fees and acquisition related expenditures associated with noncompetition agreements, customer contracts and other acquired intangible assets are stated at cost less accumulated amortization.
Amortization is provided using the straight-line method over the term of the underlying agreements and estimated useful lives.

At January 25, 1998 and January 26, 1997 the cost and related accumulated amortization pertaining to noncompetition agreements was $17,954,000 and ($9,815,000) and $17,138,000 and ($7,359,000), respectively. The contractual term for noncompetition agreements is generally three to eight years. At January 25, 1998 and January 26, 1997 the cost and related accumulated amortization pertaining to acquired customer contracts was $32,497,000 and ($12,786,000) and $32,067,000 and ($9,852,000), respectively. The estimated useful lives of the customer contracts is generally eight to twelve years.

EXCESS COST OVER NET ASSETS OF BUSINESSES ACQUIRED

The Company's acquisitions of rental operations have generally been accounted for by using the purchase method. The purchase method allocates the amounts paid to the net assets acquired based on their respective fair values. The amounts paid in excess of the fair value of the acquired net assets is amortized on a straight-line basis over twenty to thirty-five years. The Company assesses the recoverability of goodwill and measures impairment, if any, by determining whether the amortization of the goodwill balance over the remaining life can be recovered through undiscounted future operating cash flows.

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

NET EARNINGS PER COMMON SHARE

Net earnings per common share, basic and net earnings per common share assuming dilution have been computed in accordance with FASB No. 128, EARNINGS PER SHARE, which was retroactively implemented during the fourth quarter of fiscal 1998 for all periods presented. For fiscal 1998, 1997 and 1996 employee stock options were the Company's only potentially dilutive securities. Weighted average common shares outstanding and weighted average common shares outstanding, assuming dilution, were as follows:





                                                                              1998.          1997           1996
                                                                            ---------      ---------      ---------
     Weighted average common shares outstanding                             9,622,495      9,540,154      9,274,615
     Dilutive effect of vested, in-the-money options                           70,320         96,160         93,779
                                                                            ---------      ---------      ---------
     Weighted average common shares outstanding, assuming dilution          9,692,815      9,636,314      9,368,394
                                                                            ---------      ---------      ---------
                                                                            ---------      ---------      ---------


TREASURY STOCK

During fiscal 1998, the Board of Directors approved a share repurchase program. The program provides for the repurchase of up to 750,000 shares of Unitog common stock in public market or private transactions at prevailing prices. The Company records treasury stock at cost.

USE OF ESTIMATES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates. The Company is not a party to any financial derivative instruments. The carrying amount of cash, accounts receivable and trade accounts payable approximates fair value because of the short maturity of these instruments. The fair value of the Company's long-term debt was not significantly different than its carrying value at January 25, 1998 and January 26, 1997.

(2)  ACQUISITIONS OF RENTAL OPERATIONS AND SUBSEQUENT EVENTS

During fiscal 1998, the Company acquired certain uniform rental routes and rental operations in Florida and Michigan for approximately $3.0 million in cash. The assets acquired were primarily industrial uniform routes in Detroit, Michigan and dust control rental routes and production equipment in Tampa, Florida. The operating results of these rental acquisitions have been included in the consolidated results of the Company since their acquisition. During fiscal 1998 these rental acquisitions added approximately $2.1 million in rental revenues with an insignificant effect on net earnings. The acquisitions were accounted for as purchases.

During fiscal 1997, the Company acquired certain uniform rental assets for approximately $24.6 million in cash and notes payable. The assets acquired were primarily industrial uniform routes and production facilities in central and northern Michigan; Toronto, Canada; and Las Vegas, Nevada. The acquisitions were accounted for as purchases. The Company also entered into a business combination with American Dust Control Co., Inc. in Philadelphia, Pennsylvania through the issuance of Unitog common stock. The acquisition was accounted for as a pooling-of-interests. Prior period financial statements were not restated due to immateriality. The operating results of these acquisitions have been included in the consolidated results of the Company since their acquisition. During fiscal 1997, these acquisitions added $14.2 million in rental revenues with an insignificant effect on net earnings.

During the first quarter of fiscal 1999, the Company acquired certain uniform rental routes and rental operations in Minnesota, Nebraska and Pennsylvania for approximately $12.7 million in cash. The assets acquired were primarily industrial uniform routes in Minneapolis, Minnesota and Omaha, Nebraska and industrial uniform and linen routes and production facilities in Bethlehem and Harrisburg, Pennsylvania. These acquisitions are expected to add $10.6 million in annual rental revenues. The acquisitions were accounted for as purchases.


(3) INVENTORIES

Components of inventories at January 25, 1998 and January 26, 1997 follows:


                                               1998                1997
                                          -------------       -------------
                    Raw materials         $   3,977,563       $   3,899,072
                    Work in progress          2,683,273           2,800,062
                    Finished goods           16,250,295          14,842,481
                                          -------------       -------------
                                             22,911,131          21,541,615
                    Less LIFO allowance      (4,402,173)         (4,016,440)
                                          -------------       -------------
                                           $ 18,508,958        $ 17,525,175
                                          -------------       -------------
                                          -------------       -------------

The use of the LIFO method reduced net earnings by approximately $239,000 ($.02 per basic and diluted share), $130,000 ($.01 per basic and diluted share) and $160,000 ($.02 per basic and diluted share) for the years ended January 25, 1998, January 26, 1997 and January 28, 1996, respectively.

(4)  LONG-TERM DEBT

A summary of long-term debt at January 25, 1998 and January 26, 1997 follows:

                                                      1998            1997
                                                 -------------   -------------
                    6.88% Senior Notes           $  40,000,000   $  40,000,000
                    5.79% Senior Notes              18,461,540      20,000,000
                    Bank Agreements                 45,292,524      35,029,000
                    Industrial Revenue Bonds         8,925,963       9,166,691
                    Other                            1,091,774       1,375,144
                                                 -------------   -------------
                       Total long-term debt        113,771,801     105,570,835
                       Less current installments    (3,502,885)     (2,046,821)
                                                 -------------   -------------
                    Long-term debt, less
                      current installments        $110,268,916    $103,524,014
                                                 -------------   -------------
                                                 -------------   -------------

The Company is subject to a Domestic Bank Credit Agreement and a Revolving Foreign Bank Credit Agreement (the Bank Agreements). The Bank Agreements provide for borrowings on a revolving basis of up to $67 million at interest rates based upon LIBOR, bankers' acceptance rates, or prime rates. The weighted average interest rate in effect at January 25, 1998 was 6.3%. The Bank Agreements expire in September 2000. At January 25, 1998 the Company had $21 million in available borrowings under the Bank Agreements.

In October 1995, the Company issued $40 million of 6.88% Senior Notes to an insurance company. The 6.88% Senior Notes have an average life of seven years and mature in 2005. In December 1993, the Company issued $20 million of 5.79% Senior Notes to an insurance company. The 5.79% Senior Notes have an average life of seven years and mature in 2003.

The 6.88% Senior Notes and the 5.79% Senior Notes and the Bank Agreements require the Company, among other things, to maintain certain minimum levels of stockholders' equity and fixed charge coverage and they set a minimum current ratio and a maximum capitalization ratio. The agreements also contain certain restrictions on dividends and stock redemptions. At January 25, 1998, the Company had $27.2 million in unrestricted stockholders' equity.

The Company's Industrial Revenue Bond obligations bear interest at stated interest rates or interests rates that vary based upon market conditions for floating tax-exempt bonds. The weighted average interest rate in effect on the
bond obligations at January 25, 1998 was 4.1%.   The bond issues are generally
secured by irrevocable bank letters of credit. The bond issues mature at varying dates through 2020. Included in other non-current assets at January 25, 1998 were $638,000 in unexpended proceeds related to these bond issues to be used for future facility construction and related equipment purchases.

The approximate aggregate principal installments of long-term debt for the next five fiscal years are: 1999, $3,503,000; 2000, $12,440,000; 2001, $48,712,000;
2002, $9,491,000; 2003, $9,501,000 and for all years thereafter, $30,125,000.

(5)  INCOME TAXES

The components of income tax expense for the years ended January 25, 1998, January 26, 1997 and January 28, 1996 were as follows:



                                                                                  1998                1997                1996
                                                                              ------------        ------------        ------------

                    Current:
                       Federal                                               $   5,764,000       $   4,093,000       $   4,445,000
                       State and local                                             941,000             760,000             784,000
                                                                              ------------        ------------        ------------
                                                                                 6,705,000           4,853,000           5,229,000
                    Deferred                                                       969,000           2,554,000           1,813,000
                                                                              ------------        ------------        ------------
                    Total income tax expense                                 $   7,674,000       $   7,407,000       $   7,042,000
                                                                              ------------        ------------        ------------
                                                                              ------------        ------------        ------------

For the years ended January 25, 1998, January 26, 1997 and January 28, 1996, income taxes provided differed from the expected federal statutory rates of 35% as follows:



                                                                                  1998                1997                1996
                                                                             -------------        ------------        ------------

                    Computed expected tax at statutory rate                  $   7,068,000       $   6,837,000       $   6,486,000
                    State and local taxes, net of federal benefit                  612,000             494,000             508,000
                    Other                                                           (6,000)             76,000              48,000
                                                                             -------------        ------------        ------------
                                                                             $   7,674,000       $   7,407,000       $   7,042,000
                                                                             -------------        ------------        ------------
                                                                             -------------        ------------        ------------
                    Effective tax rate                                              38%                 38%                 38%
                                                                             -------------        ------------        ------------
                                                                             -------------        ------------        ------------


The tax effects of temporary differences that gave rise to deferred tax assets and (liabilities) at January 25, 1998 and January 26, 1997 were as follows:


                                                                                  1998                1997
                                                                              ------------        ------------
                    Depreciation                                              $(12,449,000)       $(10,834,000)
                    Rental garments in service                                 (13,649,000)        (12,878,000)
                    Other assets, noncurrent                                    (2,723,000)         (3,065,000)
                    Accrued expenses and other                                   2,466,000           1,391,000
                                                                              ------------        ------------
                        Net deferred tax liability                            $(26,355,000)       $(25,386,000)
                                                                              ------------        ------------
                                                                              ------------        ------------


Total deferred tax assets and liabilities at January 25, 1998 and January 26, 1997 were $3,214,000 and ($29,569,000) and $2,139,000 and ($27,525,000),
respectively. No valuation allowances for deferred tax assets have been provided.

(6)  EMPLOYEE BENEFIT PLANS

The Company has contributory thrift plans covering substantially all of its salaried and clerical employees and certain employees subject to collective bargaining agreements. Under the provisions of these plans, employees are permitted to contribute a maximum of 6% of their earnings and the Company makes matching contributions of 25% to 50%. Employees may make additional unmatched contributions to the plan of up to 9% of their earnings. The Company's contributions were $1.1 million, $1.1 million and $874,000 for the fiscal years ended January 25, 1998, January 26, 1997 and January 28, 1996, respectively.

The Company has employee stock option plans which provide for the discretionary granting of options for up to 950,000 shares of the Company's common stock to employees selected by the Compensation Committee of the Board of Directors. The exercise price of the options granted was the fair market value at the date of
grant.   The options granted to date were nonqualified stock options which vest ratably over four years and expire ten years after the date of grant. At January 25, 1998, 516,288 options were available for grant under the plans.

The Company continues to apply the provisions of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and provides the pro forma disclosures of Financial Accounting Standard No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (FAS 123). Had the Company recorded compensation cost based on the fair value at the grant date for its stock options under FAS 123, the Company's net earnings for fiscal 1998, fiscal 1997 and fiscal 1996 would have been reduced by $185,000 ($.02 per basic and diluted share), $128,000 ($.01 per basic and diluted share) and $19,000, respectively. The full impact of calculating compensation cost for stock options under FAS 123 is not reflected in the pro forma net income amounts presented, as compensation cost is reflected over the options' vesting period. The per share weighted-average fair value of stock options granted during fiscal 1998, 1997 and fiscal 1996 was $298,000, $789,000 and $155,000, respectively, on the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions: fiscal 1998 - expected dividend yield of .7%, risk-free interest rate of 5.6%, expected volatility factor of 39%, and an expected life of six years; fiscal 1997 - expected dividend yield of .5%, risk-free interest rate of 6.8%, expected volatility factor of 38%, and an expected life of six years; fiscal 1996 - expected dividend yield of .6%, risk-free interest rate of 5.4%, expected volatility factor of 38%, and an expected life of six years.



-------------------------------OPTIONS OUTSTANDING---------------------------        ------OPTIONS EXERCISABLE------

                                          Weighted-Average        Weighted                                Weighted
                           Number             Remaining            Average             Number              Average
      Range of            Outstanding        Contractual          Exercise            Exercisable          Exercise
    Exercise Prices       at 1/25/98         Life in Years          Price             at 1/25/98            Price
   -----------------   --------------    -------------------    ------------         -------------        -----------
   $11.17 - 16.00         146,250               4.4                $11.56             146,250              $11.56
   $16.00 - 24.00         160,250               6.8                $17.93              91,063              $17.11
   $24.00 - 28.00          75,650               8.2                $24.84              19,225              $24.85
                       --------------                                               -------------
                          382,150               6.1                $16.87             256,538              $14.50
                       --------------                                               -------------

Stock option activity for the three fiscal years ended January 25, 1998 was as follows:

                                                       Number   Weighted Average
                                                     of Shares   Exercise Price
                                                     ---------  ----------------
                 Outstanding at January 29, 1995      381,750        $12.84
                           Granted                     21,000         18.33
                           Terminated                  (9,563)        16.31
                           Exercised                   (6,437)        13.72
                                                      -------
                 Outstanding at January 28, 1996      386,750         13.03
                           Granted                     75,900         24.84
                           Terminated                  (4,125)        19.82
                           Exercised                  (95,750)         9.29
                                                      -------
                 Outstanding at January 26, 1997      362,775         16.33
                           Granted                     33,000         21.30
                           Terminated                  (2,250)        20.72
                           Exercised                  (11,375)        16.23
                                                      -------
                 Outstanding at January 25, 1998      382,150         16.87
                                                      -------
                                                      -------

(7)  COMMITMENTS AND CONTINGENCIES

(a)  OPERATING LEASES

The Company rents certain facilities and equipment under various operating leases. Rent charged to operations (including month-to-month rentals on certain equipment) was $6.1 million in fiscal 1998, $5.7 million in fiscal 1997 and $4.9 million in fiscal 1996.

A summary of noncancelable long-term lease commitments is shown below:

                               Years Ending
                                  January
                               ------------
                                   1999          $ 1,705,000
                                   2000            1,431,000
                                   2001            1,044,000
                                   2002              867,000
                                   2003              614,000
                                Thereafter         1,823,000
                                                 -----------
                                                 $ 7,484,000
                                                 -----------
                                                 -----------

Certain real estate taxes on leased property are obligations of the Company. It is anticipated that leases that expire will be renewed or replaced, and future lease commitments are not expected to aggregate less than the amount shown for fiscal 1999.

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

The Company has been named as a potentially responsible party, and thus faces joint and several liability, under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") as a result of alleged environmental contamination in Tempe, Arizona. Unitog's rental facility in Tempe is located within the South Indian Bend Wash Federal Superfund ("SIBW") site. The SIBW site is several square miles in size designated for action because of the presence of volatile organic compounds in soil and groundwater there. Soil testing at the Company's facility detected volatile organic compounds in the soil and the Company is now in the process of remediating the soil at its facility. The Company's estimate of the expense related to soil remediation at its Tempe facility has been accrued and charged to operating expense. Groundwater testing at the Company's property has detected what the Company believes are very low levels of volatile organic compound contamination on site. The United States Environmental Protection Agency ("EPA") has proposed to treat the groundwater at the SIBW site over a 30 year period at an estimated present value project cost of $28 million. EPA has received comments from potentially responsible parties, including Unitog and others, disputing the need for any action at the SIBW because of the low levels of contamination. EPA has indicated that it is reassessing its proposed preliminary remedy. It is not possible to determine whether the EPA plan or any alternative plan will be implemented. It is also not possible to determine the Company's liability for its share of the costs at the SIBW site if groundwater treatment is implemented. The Company does not believe that its liability, if any, with respect to the SIBW site will be material to the consolidated financial position of the Company. The charge, if any, to net earnings during any future quarterly period for costs should a groundwater treatment plan be required could have a material adverse effect on net earnings of that quarterly period.

The Company is remediating volatile organic compound contamination in soil and groundwater at the Company's Minneapolis, Minnesota rental facility. The Company's estimate of the expense related to the remediation of the contamination has been accrued and charged to operating expense.

The Company is also subject to federal, state and local laws governing the use and disposal of various wastes, including wastewater from its washing processes. The Company has a continuing program to upgrade wastewater treatment processes, where necessary, to avoid improper disposal. Although the Company is subject to administrative and judicial proceedings from time to time involving wastewater discharge matters, the Company does not believe that costs incurred in connection with wastewater compliance will have a material adverse effect on its consolidated financial position or results of its operations.

(c)  LEGAL SETTLEMENT AND ENVIRONMENTAL CHARGE

During the third quarter of fiscal 1998, the Company reached a $2 million breach of contract settlement with a former customer. Also during the third quarter of fiscal 1998, the Company charged $1 million to operations for additional estimated costs resulting from environmental and other matters. The legal recovery and the additional environmental costs were included in the operations of each affected business segment.

(8)  BUSINESS SEGMENT INFORMATION

The Company rents uniforms and other items to customers through arrangements by which the Company provides pick-up, cleaning, maintenance and delivery of its rental products. The Company is also engaged in the manufacture and sale of uniforms used by industrial personnel and other individuals who are in contact with the public. Operating contribution has been determined by deducting from segment revenues all costs and expenses directly related to the operations of the segments. Identifiable assets are those used directly in the segments' operations. Other corporate assets consist primarily of cash and cash equivalents, prepaid expenses, an office building and other noncurrent assets. Information with respect to these operations for the years ended January 25, 1998, January 26, 1997 and January 28, 1996 was as follows:

                                                                             1998                1997                1996
                                                                         ------------        ------------        ------------
Net sales to unaffiliated customers:
     Rental operations                                                   $219,779,595        $203,780,197        $158,074,437
     Direct sales                                                          57,432,756          57,937,166          56,242,363
                                                                         ------------        ------------        ------------
                                                                         $277,212,351        $261,717,363        $214,316,800
                                                                         ------------        ------------        ------------
                                                                         ------------        ------------        ------------

Intersegment transfers to Rental operations, (at cost)                   $ 21,708,976        $ 18,108,909        $ 17,215,800
                                                                         ------------        ------------        ------------
                                                                         ------------        ------------        ------------

Operating contribution:
     Rental operations                                                   $ 42,772,711        $ 38,540,011        $ 30,499,980
     Direct sales                                                           9,965,262          10,351,299          10,217,489
                                                                         ------------        ------------        ------------
          Total operating contribution                                     52,737,973          48,891,310          40,717,469
     Depreciation and amortization                                         17,428,059          15,397,777          11,102,487
     General and administrative expense                                     9,027,164           8,213,074           7,780,457
     Interest expense, net                                                  6,221,750           5,841,546           3,303,105
     Other expense (income), net                                             (132,215)            (96,335)                289
                                                                         ------------        ------------        ------------
          Earnings before income taxes                                   $ 20,193,215        $ 19,535,248        $ 18,531,131
                                                                         ------------        ------------        ------------
                                                                         ------------        ------------        ------------

Identifiable assets:
     Rental operations                                                   $207,656,848        $206,637,433        $183,796,165
     Direct sales                                                          38,663,999          37,128,821          34,982,226
     Corporate                                                             29,987,682          10,798,732           4,790,701
                                                                         ------------        ------------        ------------
                                                                         $276,308,529        $254,564,986        $223,569,092
                                                                         ------------        ------------        ------------
                                                                         ------------        ------------        ------------
Capital expenditures:
     Rental operations                                                   $ 13,174,646        $  9,293,269        $ 14,531,859
     Direct sales                                                           2,361,910           1,286,132           4,968,403
     Corporate                                                             18,080,665           5,277,688           2,611,086
                                                                         ------------        ------------        ------------
                                                                         $ 33,617,221        $ 15,857,089        $ 22,111,348
                                                                         ------------        ------------        ------------
                                                                         ------------        ------------        ------------
Depreciation and amortization expense:
     Rental operations                                                   $ 14,619,153        $ 13,155,518        $  9,187,124
     Direct sales                                                           1,649,692           1,652,160           1,320,244
     Corporate                                                              1,159,214             590,099             595,119
                                                                         ------------        ------------        ------------
                                                                         $ 17,428,059        $ 15,397,777        $ 11,102,487
                                                                         ------------        ------------        -----------
                                                                         ------------        ------------        -----------

(9) UNAUDITED QUARTERLY FINANCIAL DATA

Unaudited quarterly financial data was as follows:

                                                              FISCAL QUARTERS ENDED
                                          ----------------------------------------------------------------

1998                                          April            July            October         January            Total
----                                      -------------    -------------    -------------    -------------    -------------

Rental operations                         $  54,031,073    $  54,674,420    $  56,082,575    $  54,991,527    $ 219,779,595
Direct sales                                 14,878,908       13,996,222       14,005,264       14,552,362       57,432,756
                                          -------------    -------------    -------------    -------------    -------------

Total revenues                            $  68,909,981    $  68,670,642    $  70,087,839    $  69,543,889    $ 277,212,351
                                          -------------    -------------    -------------    -------------    -------------
                                          -------------    -------------    -------------    -------------    -------------

Operating income                          $   6,243,673    $   6,557,366     $  7,798,289*   $   5,683,422    $  26,282,750
                                          -------------    -------------    -------------    -------------    -------------
                                          -------------    -------------    -------------    -------------    -------------

Net earnings                              $   2,999,272    $   3,072,617     $  3,886,600*   $   2,560,726    $  12,519,215
                                          -------------    -------------    -------------    -------------    -------------
                                          -------------    -------------    -------------    -------------    -------------

Net earnings per common share, basic**         $ .31            $ .32           $ .40*            $ .27            $1.30
                                          -------------    -------------    -------------    -------------    -------------
                                          -------------    -------------    -------------    -------------    -------------
Net earnings per common share,
  assuming dilution**                          $ .31            $ .32           $ .40*            $ .27            $1.29
                                          -------------    -------------    -------------    -------------    -------------
                                          -------------    -------------    -------------    -------------    -------------

1997                                          April            July            October         January            Total
----                                      -------------    -------------    -------------    -------------    -------------

Rental operations                         $  48,430,562    $  51,234,701    $  51,479,639    $  52,635,295    $ 203,780,197
Direct sales                                 15,504,301       14,005,119       14,600,207       13,827,539       57,937,166
                                          -------------    -------------    -------------    -------------    -------------

Total revenues                            $  63,934,863    $  65,239,820    $  66,079,846    $  66,462,834    $ 261,717,363
                                          -------------    -------------    -------------    -------------    -------------
                                          -------------    -------------    -------------    -------------    -------------

Operating income                          $   5,773,596    $   6,197,651    $   7,328,700    $   5,980,512    $  25,280,459
                                          -------------    -------------    -------------    -------------    -------------
                                          -------------    -------------    -------------    -------------    -------------

Net earnings                              $   2,761,077    $   2,929,368    $   3,626,279    $   2,811,524    $  12,128,248
                                          -------------    -------------    -------------    -------------    -------------
                                          -------------    -------------    -------------    -------------    -------------

Net earnings per common share, basic**         $ .30            $ .31            $ .38            $ .29            $1.27
                                          -------------    -------------    -------------    -------------    -------------
                                          -------------    -------------    -------------    -------------    -------------
Net earnings per common share,
   assuming dilution**                         $ .29            $ .30            $ .37            $ .29            $1.26
                                          -------------    -------------    -------------    -------------    -------------
                                          -------------    -------------    -------------    -------------    -------------


* Includes a $2 million pretax, or $.12 per basic and diluted share after-tax, recovery related to a legal settlement with a former customer and a $1 million pretax, or $.06 per basic and diluted share after-tax, charge for certain environmental and other matters during the third quarter of fiscal 1998.
** Net earnings per common share has been restated to reflect the provisions of Financial Accounting Standard No. 128 - Earnings per Share.

UNITOG COMPANY AND SUBSIDIARIES

                               SELECTED FINANCIAL DATA
                     (Dollars in thousands except per share data)


                                                      1998             1997             1996             1995             1994
                                                    --------         --------         --------         --------         --------
Revenues:
  Rental operations                                 $219,780         $203,780         $158,075         $133,488         $125,006
  Direct sales                                        57,432           57,937           56,242           55,656           52,909
                                                    --------         --------         --------         --------         --------

  Total                                             $277,212         $261,717         $214,317         $189,144         $177,915
                                                    --------         --------         --------         --------         --------
                                                    --------         --------         --------         --------         --------

Operating profit contribution:
  Rental operations                                 $ 42,773         $ 38,540         $ 30,500         $ 26,397         $ 22,897
  Direct sales                                         9,965           10,351           10,217           10,664            9,912
                                                    --------         --------         --------         --------         --------
  Total operating contribution                        52,738           48,891           40,717           37,061           32,809
  Depreciation and amortization                      (17,428)         (15,398)         (11,102)          (9,659)          (9,530)
  General and administrative                          (9,027)          (8,213)          (7,780)          (8,230)          (7,012)
                                                    --------         --------         --------         --------         --------
  Operating income                                  $ 26,283(b)      $ 25,280         $ 21,835         $ 19,172         $ 16,267
                                                    --------         --------         --------         --------         --------
                                                    --------         --------         --------         --------         --------

Net earnings                                        $ 12,519(b)      $ 12,128         $ 11,489         $ 10,013         $  7,796
Net earnings per common share, basic (a) (c)        $   1.30(b)      $   1.27         $   1.24         $   1.08         $   1.03
Net earnings per common share,
   assuming dilution (a) (c)                        $   1.29(b)      $   1.26         $   1.23         $   1.07         $   0.87
Dividends per common share (a)                      $   0.15         $   0.12         $   0.10         $   0.08         $   0.07

Financial position at year end:
  Current assets                                    $ 92,599         $ 87,352         $ 78,383         $ 64,897         $ 56,933
  Net property, plant and equipment                  117,311           94,797           82,292           59,517           57,349
  Total assets                                       276,309          254,565          223,569          143,448          132,790
  Working capital                                     46,097           49,235           37,914           40,331           34,420
  Current ratio                                        2.0:1            2.3:1            1.9:1            2.6:1          2.5:1

Financial structure:
  Long-term debt, less current installments         $110,269         $103,524         $ 83,731         $ 34,838         $ 35,665
  Stockholders' equity                               104,198           99,105           86,125           75,433           66,161
  Book value per share (a)                             11.12            10.28             9.28             8.14             7.14
  Capitalization ratio                                 51.40%           51.10%           49.30%           31.60%           35.00%

Cash flows:
  Operating activities                              $ 36,626         $ 19,542         $ 24,564         $ 19,965         $ 21,100
  Investing activities                               (35,891)         (39,878)         (65,270)         (13,690)         (14,950)
  Financing activities                                   726           20,339           33,016           (1,974)          (2,815)
                                                    --------         --------         --------         --------         --------
  Net increase (decrease) in cash and cash
    equivalents                                     $  1,461         $      3         $ (7,690)        $  4,301         $  3,335
                                                    --------         --------         --------         --------         --------
                                                    --------         --------         --------         --------         --------

General statistics:
  Common shares outstanding at year end (a)            9,368            9,644            9,279            9,272            9,272
  Capital expenditures                               $33,617          $15,857          $22,111           $9,246           $9,775




(a) Restated for 3-for-2 stock split in the form of a stock dividend on September 23, 1994.
(b) Includes a $2 million pretax, or $.12 per basic and diluted share after-tax, recovery related to a legal settlement with a former customer and a $1 million pretax, or $.06 per basic and diluted share after-tax, charge for certain environmental and other matters during the third quarter of fiscal 1998.
(c) Net earnings per common share has been restated to reflect the provisions of Financial Accounting Standard No. 128 - EARNINGS PER SHARE.

COMMON STOCK INFORMATION

The Common Stock is listed on the NASDAQ National Market under the symbol UTOG. At January 25, 1998 there were 424 stockholders of record and the Company estimates that there were approximately 1,500 stockholders as of that date.

PRICE RANGE

Fiscal 1998

Quarter Ended                   High           Low
-------------                 --------       --------
April 1997                    $ 26 7/8       $ 19 3/4
July 1997                     $ 28 1/2       $ 19
October 1997                  $ 30           $ 23 3/4
January 1998                  $ 25 1/2       $ 18


Fiscal 1997

Quarter Ended                   High           Low
-------------                 --------       --------

April 1996                    $ 30 1/4       $ 22 1/2
July 1996                     $ 28 35/64     $ 24 1/8
October 1996                  $ 32 1/4       $ 26 1/4
January 1997                  $ 27 3/4       $ 24